H. Lundbeck A/S
9 Ottiliavej DK-2500 Valby
Copenhagen Denmark
Tel +45 36433041
Fax +45 36438262
E-mail tzol@lundbeck.com
www.lundbeck.com

Lundbeck

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
USA

04024833

SEC MAIL PROCESSING
RECEIVED
MAY 03 2004
WASH. D.C. 155 SECTION

Date 27 April 2004

Our ref TZOL

Your ref

SUPPL

Dear Sirs

Documents on H. Lundbeck A/S Reg.No. 82-4973

We are pleased to enclose our Annual Report 2003 and Press Releases 117-128, released in the period 4 December, 2003 to 20 April, 2004 in both Danish and English as required under *Filing Requirements Under Rule 12g3-2(b.*

Also enclosed in Danish & English are copies of H. Lundbeck A/S' "Articles of Association" approved by the Board of Directors at the Annual General Meeting on March 30, 2004.

Yours sincerely

Steen Juul Jensen
Vice President
Investor Relations & Corporate Reporting

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

dlw 5/5

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 128

20 April 2004

Early treatment with rasagiline may slow Parkinson's disease impairment

As announced today by H. Lundbeck A/S's partner Teva Pharmaceutical Industries Ltd., early initiation of a potential new treatment for Parkinson's disease may delay the progression of impairment associated with the disease, according to an article published in the April 2004 issue of Archives of Neurology. In the TEMPO trial, patients treated with once-daily rasagiline for 12 months showed less impairment in Parkinson's disease features than patients whose treatment was delayed for six months.

Impairment was measured by total Unified Parkinson's Disease Rating Scale (UPDRS) score, a research tool commonly used to measure a patient's ability to perform mental and motor tasks and activities of daily life.

The double-blind study involved 371 patients who were randomized into three treatment groups: rasagiline 2 mg per day for 12 months, rasagiline 1 mg per day for 12 months, or delayed treatment — placebo for six months followed by treatment with rasagiline 2 mg per day for six months. The randomized, delayed-start design was intended to help distinguish immediate symptomatic benefits from effects on disease progression.

"The difference in UPDRS scores between the 12-month and delayed start rasagiline groups cannot wholly be explained by rasagiline's symptomatic effect," said Andrew Siderowf, M.D., Assistant Professor of Neurology, University of Pennsylvania and a lead researcher on the study.

Results showed treatment with rasagiline 2 mg per day for 12 months was associated with less decline as measured by the UPDRS scores, demonstrated by a 2.29 unit smaller decline in the mean adjusted total UPDRS scores compared with patients in the delayed-start group ($p=0.013$). The difference in the change from baseline for patients treated with 1 mg per day rasagiline for a full year, compared with the delayed-start group, was 1.82 units ($p=0.051$).

An analysis of the activities of daily living subscale of the UPDRS also demonstrated an effect in favor of the group treated with 2 mg rasagiline

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

for a full year, with the decline being 0.96 units less than the delayed-start group (p=0.0053).

"A possible explanation for these results is that rasagiline may slow the progression of Parkinson's disease, but longer duration studies are needed to confirm these findings," said Ira Shoulson, M.D., Professor of Neurology at the University of Rochester School of Medicine and principal investigator of the TEMPO study. "This prospect, combined with our previous findings of benefit and safety (A Controlled Trial of Rasagiline in Early Parkinson's Disease: The TEMPO Study, Arch Neurol 2002;59:1937-1943) suggests that rasagiline has the potential to be a promising new treatment for Parkinson's disease."

The initial 26-week phase of the TEMPO trial (**T**VP-1012) in the **E**arly **M**onotherapy in **P**arkinson's disease **O**ut-patients showed that patients who received rasagiline 1 or 2 mg once-daily had better symptom control than those receiving placebo. The entire 12-month study was conducted by the PSG at 32 sites in the United States and Canada.

Rasagiline was well tolerated in the study. The most commonly observed adverse events in the active treatment phase (occurring in more than five percent of patients) were infection, headache, dizziness, and accidental injury. None of these adverse events occurred significantly more frequently in patients originally assigned to rasagiline than in those originally assigned to placebo.

Rasagiline is a novel, potent, second-generation, selective, irreversible monoamine oxidase type-B (MAO-B) inhibitor that blocks the breakdown of dopamine, a substance in the brain needed to facilitate movement. The development of rasagiline is part of a long-term alliance for co-development in Parkinson's disease and European marketing between Lundbeck and Teva. Rasagiline was developed cooperatively by Lundbeck, Teva and the Technion – Israel Institute of Technology.

Lundbeck and Teva submitted an application to market rasagiline as a treatment for Parkinson's disease with the European Agency for Evaluation of Medicinal Products (EMEA) on October 10, 2003.

"For a disease with few new innovative treatment options coming to the market, the launch of rasagiline is important, as it will offer advantages to many Parkinson's patients. The launch of rasagiline is strategically important to Lundbeck as it will be the company's first launch of a treatment for Parkinson's disease", said Senior Vice President Anders Gersel Pedersen, head of Lundbeck's drug development.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Parkinson's disease is a degenerative disorder of the central nervous system. Symptoms can include tremors, stiffness, slowness of movement, and impaired balance.

The PSG (www.Parkinson-Study-Group.org) is an independent, non-profit consortium of Parkinson's disease investigators from medical centers in the United States and Canada who are committed to improving treatment for persons affected by Parkinson's disease.

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2004.

Investor contact
- Steen Juul Jensen, Vice President, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, tel +45 36 43 30 79.

Media contact
- Anders Schroll, Media Relations Manager, tel +45 36 43 20 81.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2003, the company's revenue was DKK 9.9 billion. The number of employees is approx. 5,300.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 127

1 April 2004

Solvay Pharmaceuticals and Wyeth sign development and marketing agreement for bifeprunox in the USA

Lundbeck's partner Solvay Pharmaceuticals, B.V. and Wyeth Pharmaceuticals today announced a development and marketing agreement for bifeprunox in the USA, Mexico, Japan and Canada.

The agreement underlines the potential of bifeprunox as an alternative to currently available antipsychotics. Furthermore, it means that the development of bifeprunox will be greatly enhanced by the resources brought together in this parternship. Lundbeck has marketing rights to bifeprunox in Europe and a number of other markets. Solvay Pharmaceuticals and Wyeth have rights in the U.S., Mexico, Japan and Canada. Lundbeck and Solvay will jointly market the product in Brazil and Argentina.

Bifeprunox, developed jointly by Lundbeck and Solvay, is a putative new antipsychotic compound aimed at the treatment of both positive and negative symptoms of schizophrenia.

In 2003, Lundbeck and Solvay launched phase III clinical trials for the treatment of schizophrenia. Lundbeck expects to file an application for registration in 2005 and to start marketing the product in 2006.

Schizophrenia is a severe disabling and chronic form of psychosis that develops in approximately 1% of the population. Schizophrenia is characterised by positive, negative, affective and cognitive symptoms. Positive symptoms comprise, among others, delusions and hallucinations. The negative symptoms include social withdrawal, blunted affects and diminished capacity of speech. Affective symptoms are mainly depression and anxiety. Typical cognitive deficits are impaired attention and memory and some times disorganised speech.

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2004.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Investor contact

- Steen Juul Jensen, Vice President, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, tel +45 36 43 30 79.

Media contact

- Anders Schroll, Media Relations Manager, tel +45 36 43 20 81.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2003, the company's revenue was DKK 9.9 billion. The number of employees is approx. 5,300.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 126

30 March 2004

The Annual General Meeting of H. Lundbeck A/S was held on 30 March 2004 at Bella Center.

At the General Meeting the report from the Supervisory Board on the activities of the Company during the previous financial year was noted, the annual report was approved, and the Supervisory Board and the Board of Management were discharged from liability. The General Meeting approved the Supervisory Board's proposal for distribution of profit with DKK 1.77 per share of nominal value DKK 5 each share.

Flemming Lindeløv, Lars Bruhn, Peter Kürstein, and Jes Østergaard and Mats Pettersson were all re-elected as members of the Supervisory Board. Thorleif Krarup was elected as new member of the Supervisory Board. The Supervisory Board constituted itself after the General Meeting with Flemming Lindeløv as the chairman and Thorleif Krarup as the vice-chairman.

Furthermore, the Supervisory Board established an audit committee with the duty to review the Company's financial reporting procedures, financial reporting and other financial information published by the Company. The audit committee shall also review internal controls in relation to overall balance and transparency in the financial reporting and the reports submitted by the auditors.

Flemming Lindeløv, Thorleif Krarup and Peter Kürstein were appointed members of the audit committee.

In addition, the Supervisory Board established a remuneration committee to provide the members of the Supervisory Board with the best possible basis for making decisions concerning the total remuneration package provided to the members of the Executive Management.

Flemming Lindeløv, Mats Pettersson and Jes Østergaard were appointed members of the remuneration committee.

Deloitte, Statsautoriseret Revisionsaktieselskab and Grant Thornton, Statsautoriseret Revisionsaktieselskab were re-elected as auditors for the Company

The proposals of the Supervisory Board under item 6 on the agenda were approved. As a result hereof the Supervisory Board was authorised to acquire own shares in accordance with section 48 of the Danish Public

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Companies Act. Further, the Articles of Association were amended to the effect that the Company's registrar of the Register of Shareholders is Aktiebog Danmark A/S according to the Articles of Association. The Articles of Association were also amended so that the authorisations of the Supervisory Board to increase the Company's share capital were prolonged in accordance with section 37 of the Danish Public Companies Act until 30 March 2009. Moreover, for the purpose of good order the articles regarding warrants of the Articles of Association were revised in consequence of the Supervisory Board's utilization hereof 9 December 2003.

There were no further items on the agenda.

The Supervisory Board

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2004.

Investor contact
- Steen Juul Jensen, Vice President, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, tel +45 36 43 30 79.

Media contact
- Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 32660.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2003, the company's revenue was DKK 9.9 billion. The number of employees is approx. 5,300.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 30 57 42

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 125

29 March 2004

Statement of shares in H. Lundbeck A/S held by insiders

Lundbeck hereby submits a statement of shares held by the company's insiders in pursuance of section 37(8) of the Danish Securities Trading Act. According to this statutory provision, H. Lundbeck A/S is obliged to provide quarterly information on shares in H. Lundbeck A/S held by insiders and connected persons.

Securities code :	**Holding (number)**	**Market value (DKK)**
DK0010287234	**As at 26 March 2004**	**As at 26 March 2004**
Supervisory Board (incl. related parties)	**12.768**	**1.498.069,44**
Board of Management (incl. related parties)	**60.986**	**7.155.487,38**
All (incl. related parties)	**393.127**	**46.125.590.91**

Definition of insiders

Lundbeck defines insiders as members of the company's Board of Directors and Board of Management, directors, functional managers, managers of subsidiaries, employees in Investor Relations & Corporate Reporting, and employees in the Legal Department. In addition, a large number of other persons, who have access to insider information through their work, have been categorised as insiders. This group comprises some 250 persons in Lundbeck's insider register.

The group of insiders comprises insiders and connected persons. Connected persons are defined as:

- spouses or cohabitants,
- children under the age of 18, and
- companies in which the insider holds a controlling interest.

The group of insiders and connected persons comprises some 600-900 names in total.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 30 57 42

E-mail investor@lundbeck.com
www.lundbeck.com

Investor contact
- Steen Juul Jensen, Vice President, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, tel +45 36 43 30 79.

Media contact
- Anders Schroll, Media Relations Manager, tel +45 36 43 20 81

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2003, the company's revenue was DKK 9.9 billion. The number of employees is approx. 5,300.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 124

12 March 2004

Notice Convening the Annual General Meeting 2004

According to Article 8 of the Articles of Association the Supervisory Board of H. Lundbeck A/S, CVR. no. 5675 9913, hereby convenes the Company's Annual General Meeting to take place on Tuesday 30 March 2004 at 4:00 p.m.

The General Meeting will take place at Bella Centeret, Center Boulevard 5, 2300 Copenhagen S, Hall A1

Prior to the General Meeting, the Company will give a presentation of its activities. The presentation will start at 3:00 p.m. and all shareholders are invited to attend.

The agenda includes the following items:

1. Report from the Supervisory Board on the activities of the Company during the previous year.

2. Presentation of the annual report for approval and discharging the Supervisory Board and the Board of Management from liability.

3. Resolution on the distribution of profits or covering of loss as proposed by the Supervisory Board.

4. Election of members of the Supervisory Board.

5. Election of auditors.

6. Proposals from the shareholders and from the Supervisory Board.

a. Authorisation to acquire own shares

The Supervisory Board proposes that the General Meeting authorises the Supervisory Board to allow the Company to acquire own shares, cf. s. 48 of the Danish Public Companies Act, of a maximum nominal value of 10 per cent of the Company's share capital, provided that the price of the shares at the time of purchase does not deviate by more than 10 per cent from the most recent listed price on the stock exchange, such authorisation to be valid until the next Annual General Meeting.

b. Article 3.2 of the Articles of Association regarding the Company's Registrar

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

The Supervisory Board proposes to amend Article 3.2 of the Articles of Association to the effect that the Company's Register of Shareholders shall be kept by Aktiebog Danmark A/S, Kongevejen 165, 2840 Holte, Denmark.

c. Prolongation of authorisation to increase the Company's share capital

The Supervisory Board proposes to prolong the authorisation under Article 4.1 of the Articles of Association pursuant to s. 37 of the Danish Public Companies Act to effect that the Supervisory Board is authorised to increase the Company's share capital one or more times by up to DKK 40,000,000 until 30 March 2009. In the event of an increase of the share capital at market price, including as consideration for the Company's acquisition of an existing business or other assets, the Supervisory Board shall be entitled to decide that the capital increase shall take place without pre-emptive subscription rights for the Company's existing shareholders. The Supervisory Board shall also be entitled to decide that the entire increase or part thereof shall be effected in other ways than by cash payment.

d. Prolongation of authorisation to increase the Company's share capital – employee shares

The Supervisory Board proposes to prolong the authorisation under Article 4.2 of the Articles of Association pursuant to s. 37 of the Danish Public Companies Act to effect that the Supervisory Board is authorised to increase the Company's share capital by up to DKK 4,293,575 in one or more issues without pre-emptive subscription rights in connection with the issue of new shares to employees of the company and/or its subsidiaries until 30 March 2009. The new shares shall be issued at a subscription price determined by the Supervisory Board and may be lower than market price.

e. Articles 4.5 and 4.6 of the Articles of Association regarding warrants

For the purpose of good order, the Supervisory Board proposes that Articles 4.5 and 4.6 of the Articles of Association be revised in connection with the expiry on 9 December 2003 of the authorisation to issue warrants according to Article 4.5 and the utilization hereof according to Article 4.6, where warrants of up to nominally DKK 13,500,000 were issued. The revision occurs by compiling the provisions in a new Article 4.5, and deleting Article 4.6. The remaining authorisation to issue warrants of up to nominally DKK 1,500,000 until 8 April 2004 thereby lapses.

7. Any other business.

According to Article 10.2 of the Company's Articles of Association, cf. s. 78 of the Danish Public Companies Act, the adoption of the amendments of the Articles of Association mentioned under items 6b.-e. must be

approved by at least 2/3 of the votes cast and of the share capital represented at the General Meeting voting in favour thereof.

The agenda, with full-text proposals and the annual report will be made available for inspection by the shareholders no later than 8 days prior to the General Meeting at the Company's offices at Ottiliavej 9, 2500 Valby, Denmark.

Admission cards and voting cards for the General Meeting can be obtained upon request from the Company's offices or at its homepage www.lundbeck.com. Admission cards and voting cards can also be obtained by forwarding the enclosed order form to Aktiebog Danmark A/S in the enclosed envelope. Orders for admission cards and voting cards must be received by Aktiebog Danmark A/S or the Company no later than on Thursday 25 March 2004.

Investor contact
- Steen Juul Jensen, Vice President, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, tel +45 36 43 30 79.

Media contact
- Anders Schroll, Media Relations Manager, tel +45 36 43 20 81.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2003, the company's revenue was DKK 9.9 billion. The number of employees is approx. 5,300.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 123

10 March 2004

Annual report 2003 – financial highlights

	DKKm	Growth in DKK	CER growth
Revenue	9,941	5%	9%
- Cipralex®	645	729%	
- Lexapro™	1,928	148%	
- Cipramil®	4,340	-16%	
- Celexa™	1,725	-27%	
- Ebixa®	286	893%	
- Other products	1,017	-2%	
Profit from operations	2,132	-10%	
Financial items, net	(76)	74%	
Net profit for the year	1,377	8%	
Cash flows from operating and investing activites	421	295%	
Earnings per share (EPS)	5.89	8%	
Proposed dividend per share	1.77	55%	

Share buyback

The Company today announces the introduction of a share buyback program up to a maximum of DKK 400,000,000 in accordance within the 10% authorization granted at general meetings from time to time. Shares will be purchased in the market through a designated bank and will be used for the continued development of the Company's capital structure and for cancellation at appropriate time. The Lundbeck Foundation will through its wholly owned subsidiary, LFI A/S, participate in the buyback program on a pro rata basis, in order to maintain its shareholding at the same level. The pro rata participation by the Lundbeck Foundation ensures that the free float is maintained at approximately 27%. It is the Company's intention to carry out this program periodically across the year, taking account of market conditions, applicable laws and regulations

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

on share repurchases and best practice in terms of execution. A tax clearance from the relevant Danish tax authorities has been sought in relation to the share buyback program.

New dividend policy

Moreover, the Supervisory Board recommends to the annual general meeting that dividend payments be raised to a level that conforms to industry practice. It is proposed to raise the dividend payment for 2003 to 30% of profit after tax, corresponding to a 55% increase compared with the dividend payment in 2002. At the same time, the company's dividend policy is amended so that in the years ahead, the company intends to pay dividends of 25-35% of the profit after tax, compared with the previous range of 15-25%.

Outlook for 2004

For 2004, the company expects lower revenue in terms of Danish kroner compared with the 2003 revenue – lower than communicated to the market in connection with the announcement of the financial results for the first nine months of 2003 in November 2003.

In spite of this profit from operations is still expected to be on level with 2003 - before the USD 70 million initial payment received from Merck in connection with the gaboxadol collaboration agreement. Including the payment from Merck, profit from operations is expected to be approximately DKK 2.5 billion.

The free cash flow is expected exceed DKK 1.0 billion in 2004.

Investor contact

- Steen Juul Jensen, Vice President, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, tel +45 36 43 30 79.

Media contact

- Anders Schroll, Media Relations Manager, tel +45 36 43 20 81

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2003, the company's revenue was DKK 9.9 billion. The number of employees is approx. 5,300.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 122

10 February 2004

Lundbeck and Merck & Co., Inc. announce alliance to develop and commercialize gaboxadol, a compound for the treatment of sleep disorders, in the United States

H. Lundbeck A/S and Merck & Co., Inc. today announced an agreement, through wholly-owned affiliates, for the exclusive US development and commercialization of gaboxadol, a compound currently in phase III development for the treatment of sleep disorders.

Under the terms of the agreement, Lundbeck will receive an initial payment of USD 70 million and up to USD 200 million in additional milestone payments. Merck and Lundbeck will jointly complete the ongoing phase III clinical program, with Merck funding the majority of the remaining development activities. The parties anticipate that Merck will file an NDA with the US Food and Drug Administration (FDA) between late 2006 and mid-2007. Following FDA approval, the companies plan to co-promote gaboxadol in the United States. Lundbeck will receive a share of gaboxadol sales in the US.

"We are delighted to have reached an agreement with one of the strongest global players in central nervous system research," said Dr. Peter S. Kim, President of Merck Research Laboratories. "In the past 50 years, Lundbeck has demonstrated an impressive track record of developing new and innovative compounds for CNS disorders."

"We believe gaboxadol can be an important new option for the treatment of sleep disorders, which negatively impact the lives of millions of Americans. Gaboxadol has an entirely novel mechanism of action, which we believe could have substantial benefits over existing therapies. Merck is committed to the development of treatments for unmet medical needs through pursuit of novel therapies, such as gaboxadol," Dr. Kim added.

"We are very pleased to have been selected by Lundbeck as their partner of choice for this important project", said Dr. Merv Turner, Senior Vice President of Worldwide Licensing and External Research at Merck Research Laboratories. "Merck's development expertise coupled with that of Lundbeck makes for a winning combination. This agreement is an example of the increased emphasis that we are putting on complementing our internal research efforts with external licensing of novel therapies that address true medical needs."

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

According to the US National Institutes of Health (NIH), at least 40 million Americans experience chronic, long-term sleep disorders each year, while 20 million more experience occasional sleep problems. Sleep disorders and the resulting sleep deprivation interfere with work, driving and social activities. Sleep disorders are responsible for USD 16 billion in medical costs each year, with additional costs attributed to lost work and other factors.

Under the terms of the agreement, Lundbeck will co-promote gaboxadol to psychiatrists and other specialists who treat sleep disorders. In order to facilitate Lundbeck's CNS-focused commercial entry into the United States, the agreement includes an option for Lundbeck to co-promote a Merck product prior to the launch of gaboxadol.

"The combination of Merck's strong development and marketing capabilities and its highly sophisticated sales force makes us confident that we have found the best partner for gaboxadol," said Dr. Claus Braestrup, President and CEO of Lundbeck. "This agreement also provides a unique opportunity for Lundbeck to build a commercial presence in the United States, with the support of a strong partner."

Gaboxadol, a direct-acting GABA-A receptor agonist, is expected to be the first product launched in the class. It has a mode of action different from that of benzodiazepine receptor ligands presently on the market or nearing launch. Gaboxadol interacts directly with the GABA receptor recognition site and mediates its effects via a GABA receptor population that is different from that modulated by benzodiazepine ligands. In clinical trials, gaboxadol has shown sleep-inducing as well as sleep-maintaining properties, resulting in improvements in sleep architecture indicative of normalized sleep patterns. The compound's novel mode of action is expected to yield a minimal risk of abuse, which may provide a competitive advantage in the market.

About H. Lundbeck A/S
H. Lundbeck A/S is an international pharmaceutical company engaged in the research, development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2002, the company's revenue was DKK 9.5 billion. The number of employees is approximately 5,600.

About Merck & Co., Inc.
Merck & Co., Inc. is a global research-driven pharmaceutical products company. Merck discovers, develops, manufactures and markets a broad range of innovative products to improve human and animal health, directly and through its joint ventures.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

H. Lundbeck A/S Forward-Looking Statement
The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2003, which will be presented on March 10, 2004, together with the company's financial expectations for the year 2004.

Merck Forward-Looking Statement
This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties, which may cause results to differ materially from those set forth in the statements. The forward-looking statements include statements regarding product development. No forward-looking statements can be guaranteed, and actual results may differ materially from those projected. Additional detailed information concerning a number of factors that could cause actual results to differ materially is available in Item 1 of Merck's Annual Report on Form 10-K for the year ended Dec. 31, 2002, in its periodic reports on Form 10-Q and in its reports on Form 8-K (if any). Copies of these forms are available on request to Merck's Office of Stockholder Services.

Media contacts:
- Lundbeck: Anders Schroll, Media Relations Manager, tel +45 36 43 20 81.
- Merck & Co., Inc.: Janet Skidmore, Director, Media Relations, tel +1 908 423 3046

Investor contacts:
- Lundbeck: Steen Juul Jensen, Vice President, tel +45 36 43 30 06 and Jacob Tolstrup, Investor Relations Manager, tel +45 36 43 30 79.
- Merck & Co., Inc: Mark Stejbach, Senior Director, Investor Relations, tel +1 908 423 5185

Lundbeck will host a conference call today (10 February 2004) at 2:20 PM (CET, Copenhagen time) concerning the gaboxadol deal. To participate in the conference call, please call one of the following call-in numbers and quote the password:

UK:	+44 (0) 207 162 0192
US:	+1 334 420 4951
Password:	Lundbeck

A replay will be available one hour after the teleconference and will be accessible for 48 hours. Please call one of the following call-in numbers and quote the access code:

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

UK:	+44 (0) 20 8288 4459
US:	+1 334 323 6222
Access code:	301182

The live call and replay will also be available at:
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H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 121

29 January 2004

Financial calendar 2004

H. Lundbeck A/S has planned the following release dates for the Financial Statements and the Annual General Meeting.

10 March 2004
Annual report (for the year ended 31 December 2003)

30 March 2004
Annual General Meeting

10 May 2004
Interim report for the first quarter of 2004 (January - March)

17 August 2004
Interim report for the first half of 2004 (January – June)

9 November 2004
Interim report for the third quarter of 2004 (July – September)

For media enquiries please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 32660.

Shareholders, financial analysts, representatives of banks and brokerage firms and other investment professionals should address enquiries to:
- Steen Juul Jensen, Vice President, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, tel +45 36 43 30 79.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2002, the Company's revenue was DKK 9.5 billion. The number of employees is approx. 5,600.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 120

7 January 2004

New data on Ebixa® for mild to moderate Alzheimer's disease

Preliminary results from two phase III studies investigating Ebixa® (memantine) in the treatment of mild to moderate Alzheimer's disease were today announced by Forest Laboratories, Inc. and H. Lundbeck A/S respectively.

In one of the studies conducted by Forest Laboratories, Inc. the initial results of a US phase III study of memantine as monotherapy in mild to moderate Alzheimer's disease show that the drug demonstrated a statistically significant difference compared with placebo at the study's primary endpoints of cognition and global outcome.

Results from the study show that patients receiving memantine performed significantly better than patients receiving placebo on both primary outcome measures; the Alzheimer's Disease Assessment Scale - cognitive subscale (ADAS-cog) ($p=0.003$) a measure of cognitive function, and the Clinician's Interview Based Impression of Change - Plus version (CIBIC-plus), a global measure of overall status ($p=0.004$). Memantine was well tolerated in the study, and memantine patients experienced adverse events at overall rates that were comparable to patients on placebo.

The double-blind, parallel group, placebo-controlled phase III study was designed to evaluate the safety and efficacy of memantine given as monotherapy at a daily dosage of 10 mg BID to patients with mild to moderate Alzheimer's disease. The six-month study was conducted at 42 US centres and included 403 patients with mild to moderate Alzheimer's disease.

"The results of this study are clearly positive and show significant efficacy and tolerability of memantine in mild to moderate Alzheimer's patients. Ebixa® is currently the only approved drug for moderately severe to severe Alzheimer's disease, and these data strengthen our belief that Ebixa® will be helpful also to the many patients suffering from mild to moderate Alzheimer's disease", said Claus Braestrup, President and CEO of Lundbeck.

The preliminary results of a phase III, six month, double-blind study performed in Europe by Lundbeck were also announced today. This trial

randomised a total of 470 patients with mild to moderate Alzheimer's disease from 65 centres to memantine 10 mg BID or placebo. In the prospectively defined primary analysis, the difference in values for the primary endpoints, the ADAS-cog and the CIBIC-plus, between the two groups was statistically significantly in favour of the memantine treatment group versus the placebo group at multiple time points, while at week 24 although numerical improvement was observed statistical significance was not reached due to higher than expected response in the placebo group. As in the US trial, adverse event rates overall were similar for both the memantine and placebo treatment groups.

"Forest Laboratories, Inc. expects to file with the FDA for a US registration in mild to moderate Alzheimer's disease mid-2004. Lundbeck will now together with its licensor Merz Pharmaceuticals, initiate registration activities in a number of countries and will consult with the European Agency for the Evaluation of Medicinal Products (EMEA) regarding the filing process for Ebixa® in mild to moderate Alzheimer's in the EU", said Senior Vice President Anders Gersel Pedersen, head of Lundbeck's drug development.

The content of this release will have no influence on the Lundbeck Group's expectations for the financial result for 2003, which will be presented on 9 March, 2004.

For media enquiries please contact Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 32660.

Shareholders, financial analysts, representatives of banks and brokerage firms and other investment professionals should address enquiries to:
- Steen Juul Jensen, Vice President, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, tel +45 36 43 30 79.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2002, the Company's revenue was DKK 9.5 billion. The number of employees is approx. 5,600.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Release No 119

19 December 2003

Two new drug candidates in clinical phase I

Lundbeck has initiated phase I clinical studies of LU 31-130, a new antipsychotic for the treatment of psychosis, and LU AA-21-004, a new antidepressant for the treatment of depression. The objective of the phase I studies is to demonstrate the tolerability and pharmacokinetic profile of the drugs.

LU 31-130 is taken into clinical development for the treatment of psychosis on the basis of pharmacological data indicating antipsychotic activity combined with a reduced side-effect liability in vivo. LU 31-130 is an atypical antipsychotic potentially capable of treating different psychotic indications.

LU AA 21-004 is a new compound showing antidepressant potential in vivo. The compound has a new pharmacological profile due to the combination of serotonin reuptake inhibition with a number of other characteristics.

"It is with great pleasure that Lundbeck's in-house research brings these two new drug candidates into clinical development. This is also the first visible proof of the restructuring and expansion of Lundbeck's research activities that has taken place since the late 1990s", says Peter Høngaard Andersen, head of research at Lundbeck.

In connection with the phase I clinical studies of the drug candidate LU 31-130 for the treatment of psychosis, Lundbeck has decided to discontinue further development of another antipsychotic drug candidate, LU 35-138, which had also been taken to phase I.

The content of this release will have no influence on the Lundbeck Group's expectations for the result for 2003.

For further information please contact:

- Steen Juul Jensen, Vice President, Financial Planning & Corporate Reporting, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Officer, tel +45 36 43 30 79.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2002, the Company's revenue was DKK 9.5 billion. The number of employees is approx. 5,600.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Release No 118

9 December 2003

New incentive plan in the Lundbeck Group

At a meeting held on 9 December 2003, the Supervisory Board of Lundbeck A/S, pursuant to the authority granted by the company's shareholders at the Annual General Meeting in April 2003, resolved to grant a total of 2,700,000 warrants to members of the Executive Board and key employees of the company and its non-US subsidiaries. No member of the company's Supervisory Board has been granted warrants.

For the Group's American companies, Lundbeck will establish a Stock Appreciation Rights (SAR) scheme, with conditions similar to those of the warrant programme. The number of SAR granted will correspond to a maximum of 300,000 warrants.

Objective
The objective of the option scheme is to help the company retain key employees. In addition, the company aims to motivate its employees to implement the current product launches and research projects with the greatest possible success.

The employees will have an added value target of 10% p.a. within a specific period of time before the options granted may be exercised with profit.

Allocation
The warrant scheme will initially comprise approx. 1,200 employees, and the warrants will be allocated as follows:

	Supervisory Board	Executive Board	Key employees	Other employees
Warrants granted	0	160,000	349,900	2,190,100
No. of eligible persons	0	5	31	1,172

Conditions

The warrants/SAR are granted as per 15 January 2004 and the warrants are available for subscription during the period from 15 January 2004 until 6 February 2004.

The warrants/SAR are exercisable during the period from 9 December 2004 to 30 August 2007.

Each warrant entitles the holder to subscribe one share with a nominal value of DKK 5 in H. Lundbeck A/S. The warrants/SAR are granted at the average closing price of the H. Lundbeck A/S share on the Copenhagen Stock Exchange on the business days during the period from 9 December 2003 until 5 January 2004, both days inclusive (all trades), plus interest corresponding to 10% p.a. from 6 January 2004 until 9 December 2004 (first exercise date).

The SAR scheme will not involve subscription for shares. Instead, eligible employees will receive the difference up to the market price of the shares at the time the SAR are exercised.

Market value

The market value of the warrants/SAR granted is calculated using the Black Scholes formula and is based on a volatility of the Lundbeck share of 44, a dividend payout ratio of 1%, a risk-free interest rate of 2.5% and an average holding period of 27.5 months. Applying these assumptions, the market value has been calculated at approximately DKK 23 per warrant/SAR, based on the price of the H. Lundbeck A/S share (all trades) at 8 December 2003.

The market value of both schemes corresponds to a value of DKK 69.5 million.

The content of this release will have no influence on the Lundbeck Group's expectations for the result for 2003.

For further information please contact:

- Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 32660
- Steen Juul Jensen, Vice President, Investor Relations & Corporate Reporting, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Officer, tel +45 36 43 30 79.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2002, the Company's revenue was DKK 9.5 billion. The number of employees is approx. 5,600.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 117

4 December 2003

Cipralex® approved for treatment of social anxiety disorder

Today, Cipralex® was approved for the treatment of social anxiety disorder in the European countries in which Cipralex® has already been approved for the treatment of depression and panic disorders.

Sales and marketing of Cipralex® for the treatment of social anxiety disorder is expected to begin in the designated countries in the course of a few months.

"Cipralex® has proven to be effective in the treatment of anxiety symptoms in a number of clinical trials. The approval for social anxiety disorder is therefore an important milestone in our efforts to obtain approval of Cipralex® for the treatment of other anxiety indications," says Anders Gersel Pedersen, head of Lundbeck's drug development. He continues: "Anxiety is a serious but generally unnoticed condition which deters many patients from leading a normal social and working life. Moreover, anxiety frequently occurs in depressive patients, and it is therefore important that we are able to offer a drug to effectively treat both conditions."

Cipralex®, which is also marketed under the name of Lexapro™, is available in Argentina, Austria, Belgium, Brazil, Bulgaria, Chile, Columbia, Costa Rica, the Czech Republic, Denmark, the Dominican Republic, Ecuador, Estonia, Finland, Germany, Guatemala, Honduras, Hong Kong, Iceland, India, Ireland, Israel, Italy, Latvia, the Lebanon, Lithuania, Mexico, New Zealand, Norway, Peru, Portugal, Singapore, Slovenia, Sweden, Switzerland, Syria, Thailand, Turkey, the UK and the USA.

The content of this release will have no influence on the Lundbeck Groups expectations for the result for 2003.

For further information please contact:

- Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 32660
- Steen Juul Jensen, Director of Investor Relations & Corporate Reporting, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Officer, tel +45 36 43 30 79.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2002, the Company's revenue was DKK 9.5 billion. The number of employees is approx. 5,600.

English Translation

Articles of Association

of

H. Lundbeck A/S

Ottiliavej 7-9, 2500 Valby

CVR no. 5675 9913

(previously registered under reg. no. A/S 22.472)

---oo0oo---

1.0 Name and Registered Office

1.1 The name of the Company is H. Lundbeck A/S. The Company also carries on business under the secondary name Kefalas A/S (H. Lundbeck A/S).

1.2 The registered office of the Company is in the municipality of Copenhagen.

2.0 Object

2.1 The objects for which the Company is established are to carry on business within the fields of research in and manufacture and sale of pharmaceuticals, chemicals and the like, and to undertake, perform and carry on all such other things as the Supervisory Board deems incidental, conducive or ancillary to the attainment of such objects.

3.0 The Company's Capital and Shares

3.1 The Company's share capital shall be DKK 1,168,709,925. The share capital shall be divided into shares of DKK 5 each or multiples hereof.

3.2 The share capital is fully paid up. The shares shall be registered shares and shall be entered into the Company's Register of Shareholders. The Company's Register of Shareholders shall be kept by Aktiebog Danmark A/S, Kongevejen 165, 2840 Holte, Denmark, which has been appointed keeper of the Register of Shareholders on behalf of the Company.

3.3 No shareholder shall be under an obligation to have his shares redeemed in part or in full. The shares shall be negotiable instruments and no restrictions shall apply to the negotiability of the shares. No shares shall carry special rights.

3.4 When listed on the Copenhagen Stock Exchange (Københavns Fondsbørs A/S) the shares shall be issued as non-certificated shares (dematerialised securities) through the Danish Securities Centre (Værdipapircentralen). All rights pertaining to the shares shall be filed with the Danish Securities Centre according to applicable rules hereon.

4.0 Authorisation to Carry out Capital Increases

4.1 Until 30 March 2009, the Supervisory Board shall be authorised to increase the Company's share capital one or more times by up to DKK 40,000,000. In the event of an increase of the share capital at market

price, including as consideration for the Company's acquisition of an existing business or other assets, the Supervisory Board shall be entitled to decide that the capital increase shall take place without pre-emptive subscription rights for the Company's existing shareholders. The Supervisory Board shall also be entitled to decide that the entire increase or part thereof shall be effected in other ways than by cash payment.

4.2 *In addition to the authorisation granted to the Supervisory Board in Article* 4.1, the Supervisory Board is until 30 March 2009 authorised, without pre-emptive subscription rights for the existing shareholders, to increase the share capital by up to DKK 4,293,575 in one or more issues in connection with the issue of new shares to employees of the Company and/or its subsidiaries. The new shares shall be issued at a subscription price determined by the Supervisory Board and may be lower than the market price.

4.3 New shares issued pursuant to Articles 4.1 or 4.2 shall be negotiable instruments and shall be issued in the holder's name and shall be registered on name in the Register of Shareholders and for future increases of the share capital the same pre-emptive subscription rights shall apply as for the existing shares. Furthermore, the provisions on shares contained in these Articles of Association shall apply.

The new shares shall carry a right of dividend and other rights with the Company from such time to be determined by the Supervisory Board, however, not later than 12 months after the registration of the capital increase.

4.4 The Supervisory Board shall be authorised to set out detailed terms and conditions for capital increases under the above authorisations. Furthermore, the Supervisory Board shall be authorised to amend the Company's Articles of Association to the extent required as a consequence of the Supervisory Board exercising the above authorisations.

4.5 On 9 December 2003, the Supervisory Board issued warrants of up to nominally DKK 13,500,000 without charge to the Board of Management, managerial employees and other employees with the Company without pre-emptive subscription rights for the Company's existing shareholders and approved the corresponding share capital increase. The terms of issue

of warrants and the relating share capital increase appear from Appendix 1 to the Articles of Association. The decisions were made according to authorisation from the General Meeting pursuant to s. 40 b and s. 37 of the Danish Public Companies Act.

5.0 Cancellation

5.1 Shares not registered with the Danish Securities Centre may be cancelled by the Supervisory Board without preceding court order pursuant to applicable legislation hereon. Cancellation shall take place at the expense of the shareholder.

6.0 The Management of the Company

6.1 The Company shall be managed by a Supervisory Board of 4 - 6 members appointed by the General Meeting. The Board Members shall be appointed for a period of one year. Re-election shall be possible. However, no member shall be entitled to be a member of the Supervisory Board after the Annual General Meeting in the calendar year in which the Board Member turns 70 years. Apart from the members appointed by the General Meeting, the employees of H. Lundbeck A/S and of the Company's subsidiaries shall appoint a certain number of members for the Supervisory Board pursuant to the applicable terms according to the Danish Public Companies Act.

6.2 The Supervisory Board shall appoint one of their number to the office of Chairman of the Board and one of their number to the office of Vice-Chairman. The Supervisory Board shall pass its resolutions by a simple majority of votes. In case of equality of votes, the Chairman, and in his absence the Vice-Chairman, shall have a casting vote.

6.3 The Members of the Supervisory Board shall regulate its proceedings as they see fit.

6.4 Minutes of all proceedings at meetings of the Supervisory Board shall be entered in a minute book and shall be signed by all Board Members in attendance.

6.5 The Supervisory Board shall engage a Board of Management consisting of 2 - 6 members to undertake the day-to-day management of the Company.

7.0 Rules of Signature

7.1 The Company shall be legally bound by the joint signatures of four members of the Supervisory Board, by the joint signatures of two members of the Board of Management or by the joint signatures of one member of the Supervisory Board and one member of the Board of Management.

8.0 General Meetings

8.1 The Company's General Meetings shall take place in Greater Copenhagen (Storkøbenhavn). General Meetings shall be convened by the Supervisory Board giving at least eight days' notice and maximum four weeks' notice by announcement in one or more national Danish newspapers at the discretion of the Supervisory Board and by ordinary letter to all shareholders registered in the Register of Shareholders who have requested to be notified in this manner. The Supervisory Board may in addition choose to announce the notice of the General Meeting in foreign newspapers or magazines distributed internationally. The notice shall contain the agenda for the meeting and state the main contents of any proposals to amend the Articles of Association. However, if the proposal requires a decision on amendment of the Articles of Association pursuant to s. 79(1) or (2) of the Danish Public Companies Act, the notice shall contain the full wording of the proposal and the notice shall be sent to all registered shareholders.

8.2 The Annual General Meeting shall take place once a year before the end of the month of April. Any proposals that the shareholders may wish to be considered at the Annual General Meeting shall be sent to the Company's offices no later than on 15 February.

8.3 Extraordinary General Meetings shall be convened within two weeks after receipt by the registered office of the Company of a requisition to transact any particular business submitted by shareholders who, combined, represent one tenth of the share capital.

8.4 No later than eight days prior to any General Meeting, the agenda accompanied by the full and complete resolutions to be proposed at the General Meeting of the Company - and, in respect of the Annual General Meeting, the annual report duly signed and endorsed - shall be made available for inspection by the shareholders at the registered office of the Company.

9.0 Agenda

9.1 The Agenda for the Annual General Meeting of the Company shall include the following:

a) Report from the Supervisory Board on the activities of the Company during the previous year.

b) Presentation of the annual report for approval and discharging the Supervisory Board and the Board of Management from liability.

c) Resolution on distribution of profits or covering of loss as proposed by the Supervisory Board.

d) Election of members of the Supervisory Board.

e) Election of one or two state authorised public accountants.

f) Proposals, if any, from the shareholders and from the Supervisory Board.

g) Any other business.

10.0 Discussions and Voting

10.1 The General Meeting shall be lead by a chairman appointed by the Supervisory Board. The Chairman shall decide on all questions relating to the handling of the matters and voting procedure and the result thereof.

10.2 All resolutions taken by the General Meeting shall be made by way of simple majority unless otherwise stated in these Articles of Association or pursuant to the Danish Public Companies Act in relation to representation and majority.

11.0 Admission, Proxy and Voting Rights

11.1 Any shareholder shall be entitled to participate in the Company's General Meetings provided that the shareholder has obtained an admission card from the Company's offices against proper identification no later than five calendar days prior to the General Meeting. Admission cards shall be handed out to shareholders registered in the Company's Register of Shareholders or against presentation of a statement of account no more than eight days old from the Danish Securities Centre or from the account holding institution as documentation of the holding of shares.

11.2 The shareholder may appear personally or by agent and may appear together with an adviser. Voting rights may be exercised pursuant to a proxy if the agent in return for the proxy has received an admission card entitling the agent to appear on behalf of the principal. The agent shall present a written and dated proxy valid for no more than one year. However, a proxy issued to the Supervisory Board of the Company shall only be valid for a specific General Meeting for which the agenda is known in advance.

11.3 The Company's General Meetings shall be open to representatives of the press if these have obtained admission cards against presentation of their press cards.

11.4 Shareholders possessing admission cards shall be entitled to vote at the General Meetings. However, for shares acquired by transfer the voting right shall further be subject to the shareholder having been entered in the Register of Shareholders no later than at the time of the convening of the General Meeting in question or to the shareholder having given notice and proof of the acquisition no later than at the above time.

11.5 Each nominal share amount of DKK 5 shall carry one vote.

12.0 Minute Book

12.1 A summary of the General Meeting shall be entered in a Minute Book authorised by the Supervisory Board and shall be signed by the Chairman and the Board Members in attendance.

13.0 Dividend

13.1 Distribution of the Company's means as dividend shall be based on the latest annual report approved by the General Meeting.

13.2 Payment of dividend shall be effected by way of transfer to the accounts specified by the shareholders pursuant to applicable rules for the Danish Securities Centre.

13.3 Dividend which has not been withdrawn prior to five years after the day when payment became due, shall be deemed to become the property of the Company.

14.0 Auditing

14.1 The Company's annual report shall be audited by one or two state authorised public accountants elected by the General Meeting.

15.0 Accounting

15.1 The Company's accounting year shall be the calendar year.

15.2 The annual report shall be presented in a clear and readily-understandable way in accordance with statutory provisions and shall present a true and fair view of the Company's assets and liabilities, its financial position and results of its operations.

16.0 Public Availability

16.1 The Company's Articles of Association and latest approved annual report shall be available to the public and copies thereof may be obtained from the Company's offices upon request.

---ooOoo---

As amended at the Company's Annual General Meeting on 30 March 2004.

Copenhagen, 30 March 2004

As chairman of the meeting:

____

As amended at the Company's Annual General Meeting on 30 March 2004.

Copenhagen, 30 March 2004

The Supervisory Board:

Flemming Lindeløv	Thorleif Krarup
Lars Bruhn	Peter Kürstein
Jes Østergaard	Mats Pettersson
Birgit Bundgaard	Jan Gottliebsen
Torben Skarsfeldt	

Appendix 1 to the Articles of Association of H. Lundbeck A/S

The terms for the issue of warrants of a maximum nominal value of DKK 13,500,000, see article 4.5 of the Articles of Association, are as follows:

1. Issue of warrants

1.1. Persons entitled to subscribe.

Persons entitled to subscribe shall include the members of the Board of Management of H. Lundbeck A/S (the "Board of Management") and key employees appointed by the Board of Management of H. Lundbeck A/S and who are employed with H. Lundbeck A/S (the "Company") or subsidiaries of H. Lundbeck A/S, (the "Employees"). The subsidiaries referred to are Danish and foreign companies, in which H. Lundbeck A/S directly or indirectly owns a minimum of 50% of the shares, apart from H. Lundbeck A/S' American subsidiaries, Lundbeck Inc. and Synaptic Pharmaceutical Corporation.

1.2 Number of warrants for which each person is entitled to subscribe.

The Supervisory Board of H. Lundbeck A/S shall with respect to each of the members of the Board of Management entitled to subscribe for warrants determine the number of warrants, for which the individual member of the Board of Management is entitled to subscribe.

The Board of Management shall with respect to each of those entitled to subscribe for warrants appointed by the Board of Management determine the number of warrants for which each of those persons are entitled to subscribe.

1.3 Subscription of shares

Each warrant shall give the right to subscribe for 1 (one) share in the Company of a nominal value of DKK 5. Subscription of shares shall take place at a price per share of a nominal value of DKK 5 corresponding to

the average of the closing price of the H. Lundbeck A/S share on the Copenhagen Stock Exchange in the period from 9 December 2003 to 5 January 2004, both days included, all trades, rounded down to the nearest whole Krone with addition of an interest corresponding to 10 per cent per annum from 6 January 2004 to 9 December 2004.

1.4 No remuneration shall be paid for the warrants.

1.5 The issue of the warrants shall in no way affect the possibility to change, rescind or terminate the employment of the Employee.

2. The Exercise of the Warrants

2.1 (a) The warrants may subject to para. (b) be exercised in the period from 9 December 2004 to 30 August 2007 (the "Exercise Period").

The Employees cannot exercise the warrants until the beginning of the Exercise Period.

(b) During the Exercise Period, the warrants or any portion thereof may be exercised at the discretion of the Employee. However, the warrants may only be exercised in "Exercise Windows" subject to the Company's internal regulations in force at any time in accordance with the Danish Securities Trading Act and only during the first 8 working days in accordance with the Danish calendar upon the publication of each Exercise Window in question, and the Employee is therefore according to the internal regulations in force as of 9 December 2003 only entitled to exercise warrants during the following working days:

- the first eight working days following the day of the announcement of the Company's annual financial report;
- the first eight working days following the day of the announcement of the Company's interim financial report; and
- the first eight working days following the day of the announcement of other financial information, including a prospectus relating to the Company.

If one of the Exercise Windows which form the basis of the above mentioned exercise periods of 8 working days is changed by the Board of Management or is replaced by other Exercise Windows pursuant to the Company's internal regulations in force at any time, the Employee is entitled to exercise warrants in accordance with decision made by the Board of Management.

The warrants or any portion thereof may not be exercised if the Employee possesses any inside information at the time of exercise, cf. the provisions of the Danish Securities Trading Act.

(c) Notwithstanding the provisions in (a) above, all warrants may be exercised in the event of:

(i) a Change of Control (as defined below) of the Company,

(ii) a decision to withdraw all the shares in the Company from official listing on a stock exchange, or

(iii) if a decision is made to liquidate the Company.

Change of Control (cf. above) shall mean:

(i) The transfer of shares in the Company, regardless of whether this occurs by acquisition of existing shares and/or by subscription for new shares entitling one and the same legal entity or individual (with the exception of the Lundbeck Foundation) to control shares in the Company representing more than 50 per cent of the voting rights in the Company; Thus, "Intra-group" transfers within the Lundbeck Foundation (i.e. transfers to companies 100 per cent owned by the Lundbeck Foundation) shall not be deemed Change of Control; or

(ii) the merger of the Company with one or more companies, provided that the Lundbeck Foundation following the merger possesses, directly or indirectly, less than 50 per cent of the voting rights in the continuing company; or

(iii) the demerger of the Company, if the Lundbeck Foundation following the demerger possesses, directly or indirectly, less than 50% of the voting rights in the Company and the Employee continues to be employed in the Company following the demerger, or possesses, directly or indirectly, less than 50% of the voting rights in another company resulting from the demerger in which the Employee is employed after the demerger; or

(iv)the transfer of shares representing more than 50 per cent of the voting rights in the subsidiary of the Company that employs the Employee entailing that the subsidiary is no longer directly or indirectly a subsidiary of the Company, cf. Section 2 of the Danish Public Limited Companies Act; or

(v) the transfer of assets entailing that the Employee is no longer employed by the Company or employed by a company that is directly or indirectly a subsidiary of the Company, cf. Section 2 of the Danish Public Limited Companies Act.

(d) The Employee may exercise the warrants or any portion thereof pursuant to para. (c) no later than 30 days after the Employee has been notified in writing by the Company that one or more of the decisions referred to in para. (c) have been taken.

(e) The Employee may exercise all warrants or any portion thereof. However, each exercise must include a minimum of 500 warrants.

3 Exercise Procedure

3.1 The Employee can exercise the warrants only by notifying the Company's Managing Director of the exercise of the warrants and the subscription for shares by telefax or registered mail sent to the address of the Board of Management in a form to be drawn up by the Board of Management. The form must be received by the Company no later than on the last day of the exercise period selected, cf. clause 2.1 b) and d) above.

3.2 Payment of the shares subscribed for shall take place no later than on the last day of the selected exercise period, cf. clause 2.1.b) and d) above, in which the Company's Managing Director receives notification of the exercise in accordance with clause 3.1 above.

3.3 If the form and the payment, cf. clauses 3.1 and 3.2 above, are not duly received by the Company, the warrants in question shall be considered not to have been exercised, and any notification of exercise of warrants made on a form received by the Company shall be considered void and cannot be given any effect in connection with any subsequent exercise periods, cf. clause 2.1 b) and d) above. The Company shall as soon as possible return any payments made.

3.4 The exercise of the warrants is subject to the Employee having opened a safe custody account with a Danish bank acceptable to the Company to which the shares subscribed for can be transferred.

3.5 Any costs relating to the safe custody account referred to in clause 3.4 shall be paid by the Employee.

3.6 All warrants exercised, cf. clauses 3.1-3.4 above, shall be considered exercised on the last day of the exercise period selected, cf. clause 2.1 b) and d) above. The Company shall file a notice of the capital increase with the Danish Commerce and Companies Agency as soon as possible. As soon as possible following the registration of the capital increase the Company shall transfer the shares subscribed for to the safe custody account of the Employee. The form drawn up by the Board of Management, cf. clause 3.1 above shall contain further provisions in this respect. The movement in price of the shares subscribed for during the period from the time of the exercise, see above, and until the time of the Employee's first opportunity to dispose of the shares subscribed for shall be at the risk of the Employee.

4. Expiration of the Warrants

4.1 Warrants that have not been exercised during the Exercise Period shall expire simultaneously with the expiry of the Exercise Period.

4.2 If the employment of the Employee with the Company or a company which is owned directly or indirectly, wholly or partly, by the Company, ceases prior to the expiry of the Exercise Period, the Company shall be entitled but not obliged to purchase all of the Employee's remaining warrants. The purchase price shall be calculated according to the Black & Scholes formula and shall be checked by the Company's auditor. The price per warrant shall amount to the value at the time of the end of the employment. The Company shall notify its exercise of the option no later than eight days after the end of the employment. The purchase price shall be paid no later than fourteen days after the end of the employment. The Employee is not entitled to exercise warrants following receipt of the above notification of the exercise of the option.

4.3 If the company in which the Employee is employed ceases to be directly or indirectly, wholly or partly, owned by the Company, clause 4.2 shall apply accordingly, as the time of the end of the ownership shall replace the time of the end of the employment.

5. Change of the number of warrants

5.1 If it is decided to change the nominal value of the shares of H. Lundbeck A/S, the number of warrants subscribed for, that have not been exercised at the time of the decision, and the price, cf. clause 1.3 above, shall be adjusted in the following manner:

The price according to clause 1.3 shall be multiplied by the factor

$$\alpha = \frac{A}{B}$$

and the number of warrants not exercised shall be multiplied by the factor:

$$\frac{1}{\alpha}$$

Where:

A: is the nominal value of the individual share after the change and

B: is the nominal value of the individual share before the change.

If the adjusted price and/or the adjusted number of warrants are not round figures, the price and the number of warrants respectively shall be rounded down to the nearest whole figure.

5.2 If it is decided to issue bonus shares ("fondsaktier"), the number of warrants, that have not been exercised at the time of the decision, and the price, cf. clause 1.3 above, shall be adjusted as follows:

The price according to clause 1.3 shall be multiplied by the factor:

$$\alpha = \frac{A}{(A+B)}$$

and the number of warrants not exercised shall be multiplied by the factor:

$$\frac{1}{\alpha}$$

Where:

A: is the nominal share capital before the issue of bonus shares, and

B: is the total nominal value of the bonus shares.

If the adjusted price and/or the adjusted number of warrants are not round figures, the price and the adjusted number of warrants respectively shall be rounded down to the nearest whole figure.

6. Legal position in connection with merger or demerger etc.

6.1 The Employee's legal position shall not be changed in the event of capital increases, capital decreases, issue of convertible instruments of debt, issue of new warrants or dissolution, including merger or demerger, apart from the changes referred to in clauses 2.1 c)-d), 5.2 and 6.2.

6.2 If the Company is still existing following demerger, the warrants shall remain unchanged in the Company. If the Company ceases to exist due to the demerger, the warrants shall be transferred to the company in which the Employee is employed due to the demerger, and the terms of the warrants shall be amended according to a decision made by the Supervisory Board of the Company.

7. Limitations

The warrants are subject to the following limitations:

7.1 The warrants cannot be transferred by the Employee, except in the event of transfer in the event that the Employee dies while employed by the Company or a subsidiary of the Company, and the warrants can as long as the Employee is alive only be exercised by the Employee in person. The estate of the Employee or the surviving spouse retaining the undivided estate can exercise the warrants in the Exercise Period, however, not later than 12 months from the date of death. The provisions on exercise referred to in clauses 3.1-3.6 above shall apply accordingly, as the surviving spouse retaining the undivided estate/the estate of the Employee shall exercise the warrants during an exercise period that follows from clause 2.1 b) above.

7.2 The warrants must not be subjected to legal proceedings by creditors or any other kind of enforcement proceedings.

7.3 The warrants must not be pledged to any third party.

7.4 The warrants cannot be passed on by inheritance.

7.5 In one or more periods in which the warrants can be exercised, the Company may suspend the possibility of exercise if, at the discretion of the Company such a suspension is deemed appropriate in order for the Company to comply with statutory provisions or administrative regulations is-

sued pursuant to the legislation of any state that may apply to the Company and/or its activities.

8. Taxes – Section 7 H of the Danish Tax Assessment Act

8.1 Section 7 H of the Danish Tax Assessment Act shall apply, provided that the provision is applicable in respect of the individual Employee[1]. The individual Employee and the company in which the Employee is employed shall for reasons of tax administration conclude an agreement to the effect that section 7 H of the Tax Assessment Act applies. A copy of the agreement shall be submitted to the Danish tax authorities. The subscription form, as referred to in clause 11 below shall be used in this connection.

9. Disputes

9.1 Any dispute that may arise in connection with the provisions of the warrants shall be settled by arbitration pursuant to Danish law according to "Rules of Procedure of the Danish Institute of Arbitration (Copenhagen Arbitration)". The members of the arbitral tribunal shall be appointed by the Institute in keeping with the stated rules. The Company and the Employee shall treat all matters regarding any arbitration cases confidentially, including any reference to ongoing arbitral proceedings, the matter of dispute and the arbitral award.

10. Costs

10.1 The Company shall pay all costs in connection with the issue of warrants and their subsequent exercise, cf. however clause 3.5. The costs to be paid by the Company are estimated to amount to DKK 300,000.

11. Other terms

Other terms in relation to issue of warrants:

that there shall be no pre-emptive subscription rights for the existing shareholders in relation to the warrants,

---

[1] Only relevant to Employees employed with the Company or Danish subsidiaries of the Company

that the warrants shall on 15 January 2004 be allocated to the persons entitled to subscribe,

that the subscription period runs from 15 January 2004 and until 6 February 2004,

that the warrants are subscribed for by signature to a subscription form drawn up by the Board of Management, which, duly filled in, must reach H. Lundbeck A/S no later than 6 February 2004 at 16.00 hrs, Danish time.

Other terms in relation to new shares subscribed for on the basis of the warrants:

that the maximum amount of the capital increase for which shares may be subscribed for shall be nominally DKK 13,500,000 and the minimum amount nominally DKK 2,500,

that there shall be no pre-emptive rights for the existing shareholders in relation to the new shares,

that the new shares shall be negotiable instruments,

that the same pre-emptive right shall apply to the new shares as applies to the existing shares in the event of future capital increases,

that the new shares shall carry right to dividend and other rights in the Company from the time of registration of the capital increase,

that the new shares shall carry a right to dividend for the financial year immediately preceding the financial year in which the capital increase has been registered, provided that registration has taken place prior to the day of the Company's annual general meeting in the same financial year and provided that it is decided by the general meeting of the Company to pay a dividend,

that the new shares shall carry a right to dividend for the financial year in which the capital increase has been registered, provided that registration has taken place on the day of the Company's annual general meeting or

later during the same financial yearand provided that it is decided by the general meeting of the Company to pay a dividend,

that if prior to exercise of warrants changes are made generally in the Company to the rights of the shares, the new shares shall enjoy the same rights as other shares in the Company at the time of the exercise,

that the new shares shall be registered shares and shall be registered in the holder's name in the Company's register of shareholders,

that the new shares shall be issued in denominations of nominally DKK 5,

that if the nominal value of the shares of H. Lundbeck A/S are changed prior to exercise of warrants, the nominal value of the new shares shall be changed accordingly,

that the new shares will be registered with the Danish Securities Centre.

---oOo---

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 128

20. april 2004

Tidlig behandling med rasagilin kan muligvis forsinke progressionen af Parkinsons sygdom

H. Lundbeck A/S's partner Teva Pharmaceutical Industries Ltd. har i dag offentliggjort, at i henhold til en artikel, som er publiceret i april 2004 nummeret af tidsskriftet "Archives of Neurology", kan tidlig påbegyndelse af en potentiel ny behandling af Parkinsons sygdom muligvis forsinke progressionen af sygdommen. I TEMPO-forsøget viste de patienter, der blev behandlet én gang dagligt med rasagilin i 12 måneder, mindre funktionshæmning fra Parkinsons sygdom end de patienter, hvis behandling blev udskudt i seks måneder.

Funktionshæmningen blev målt ved en samlet UPDRS-score ("Unified Parkinson's Disease Rating Scale"), som er et hyppigt anvendt forskningsværktøj til at måle en patients evne til at udføre opgaver af psykisk og motorisk karakter samt dagligdags aktiviteter.

Det dobbeltblinde forsøg omfattede 371 patienter, som blev randomiseret i tre behandlingsgrupper: 2 mg rasagilin om dagen i 12 måneder, 1 mg rasagilin om dagen i 12 måneder eller udskudt behandling – placebo i seks måneder efterfulgt af behandling med 2 mg rasagilin om dagen i seks måneder. Formålet med det randomiserede forsøg med udskudt start var at skelne mellem umiddelbare symptomatiske fordele og effekten på progressionen af sygdommen.

"Forskellen i UPDRS-scoren mellem 12-måneders grupperne og gruppen med udskudt start kan ikke udelukkende henføres til rasagilins symptomatiske virkning" siger M.D. Andrew Siderowf, lektor i neurologi ved University of Pennsylvania og en ledende forsker bag forsøget.

Resultaterne viste, at behandling med 2 mg rasagilin om dagen i 12 måneder medførte en mindre forringelse målt ved UPDRS-scoren, idet forringelsen i den justerede samlede middel UPDRS-score var 2,29 enheder mindre end hos patienter i gruppen med udskudt start ($p=0,013$). Forskellen i ændringen fra baseline for de patienter, der blev behandlet med 1 mg rasagilin om dagen i et helt år, sammenlignet med gruppen med udskudt start var 1,82 enheder ($p=0,051$).

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

En analyse af UPDRS-underskalaen vedr. dagligdags aktiviteter viste endvidere en effekt til fordel for den gruppe, der blev behandlet med 2 mg rasagilin i et helt år, idet forringelsen var 0,96 enheder mindre end for gruppen med udskudt start (p=0,0053).

"Disse resultater kan muligvis forklares ved, at rasagilin kan forsinke udviklingen af Parkinsons sygdom, men der kræves forsøg af længere varighed for at bekræfte disse resultater", siger M.D. Ira Shoulson, professor i neurologi ved University of Rochester School of Medicine, og forsøgsleder i TEMPO-forsøget. "Denne mulighed sammenholdt med vores tidligere resultater omkring gavnlig virkning og sikkerhed (A Controlled Trial of Rasagiline in Early Parkinson's Disease: The TEMPO Study, Arch Neurol 2002;59:1937-1943) tyder på, at rasagilin har potentiale til at blive en lovende ny behandlingsmulighed for Parkinsons sygdom".

Den første 26-ugers fase i TEMPO-forsøget "(**T**VP-1012) in the **E**arly **M**onotherapy in **P**arkinson's disease **O**ut-patients" viste, at de patienter, der fik 1 eller 2 mg rasagilin én gang dagligt havde bedre symptomkontrol end de patienter, der fik placebo. Hele 12-måneders forsøget blev gennemført af PSG ved 32 forsøgscentre i USA og Canada.

Rasagilin var veltoleret i forsøget. De hyppigst forekommende bivirkninger, der blev observeret i den aktive behandlingsfase (forekomst hos mere end 5% af patienterne) var infektion, hovedpine, svimmelhed og tilskadekomst ved uheld. Ingen af disse bivirkninger forekom væsentligt hyppigere hos de patienter, der oprindeligt blev placeret i rasagilin-gruppen, end hos de patienter, der oprindeligt fik placebo.

Rasagilin er en ny, potent, andengenerations, selektiv irreversibel monoaminoxidase type-B (MAO-B)-hæmmer, som blokerer nedbrydningen af dopamin, som er et stof i hjernen, der bruges til kontrol af bevægelser. Udviklingen af rasagilin er en del af en langsigtet alliance om co-udvikling inden for Parkinsons sygdom og markedsføring i Europa mellem Lundbeck og Teva. Rasagilin er udviklet i et samarbejde mellem Lundbeck, Teva og Technion – Israel Institute of Technology.

Lundbeck og Teva har indsendt ansøgning om markedsføringstilladelse for rasagilin som behandling for Parkinsons sygdom til European Agency for Evaluation of Medicinal Products (EMEA) den 10. oktober 2003.

"For en sygdom, hvor der kun bliver markedsført få innovative behandlingsmuligheder, er lanceringen af rasagilin vigtig, da stoffet vil betyde fordele for mange Parkinson-patienter. Lanceringen af rasagilin er strategisk vigtig for Lundbeck, da det bliver selskabets første lancering af

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

et produkt til Parkinsons sygdom", udtaler direktør for Lundbecks lægemiddeludvikling Anders Gersel Pedersen.

Parkinsons sygdom er en degenerativ forstyrrelse af centralnervesystemet. Typiske symptomer er rystelser, stivhed, langsomme bevægelser og forringet balanceevne.

PSG (www.Parkinson-Study-Group.org) er en uafhængig, non-profit organisation af forskere i Parkinsons sygdom fra hospitaler i USA og Canada, som arbejder på at forbedre behandlingen af Parkinsons sygdom.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2004.

Henvendelser fra investorer:
- Steen Juul Jensen, Vice President, på telefon 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, på telefon 36 43 30 79

Henvendelser fra pressen:
- Anders Schroll, Media Relations Manager, på telefon 36 43 20 81

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2003 på DKK 9,9 mia. Antallet af medarbejdere er ca. 5.300.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København
Tlf +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 127

1. april 2004

Solvay Pharmaceuticals og Wyeth i samarbejde om udvikling og markedsføring af bifeprunox i USA

H. Lundbeck A/S's partner Solvay Pharmaceuticals, B.V. og Wyeth Pharmaceuticals har i dag offentliggjort en udviklings- og markedsføringsaftale for bifeprunox i USA, Mexico, Japan og Canada.

Aftalen understreger bifeprunoxs potentiale som et alternativ i forhold til tilgængelige antipsykotika. Desuden betyder aftalen, at udviklingen af bifeprunox i høj grad vil blive forstærket af de ressourcer, der føres sammen ved samarbejdet. Lundbeck har rettighederne til at markedsføre bifeprunox i Europa og en række andre markeder. Solvay Pharmaceuticals og Wyeth har rettighederne i USA, Mexico, Japan og Canada. Lundbeck og Solvay vil sammen markedsføre produktet i Brasilien og Argentina.

Bifeprunox, der udvikles i samarbejde mellem Lundbeck og Solvay, er et nyt antipsykotisk stof til behandling af både de positive og de negative symptomer ved skizofreni.

I 2003 igangsatte Lundbeck og Solvay kliniske fase III-undersøgelser for behandlingen af skizofreni. Lundbeck forventer at indsende registreringsansøgning i 2005, mens lancering på de første markeder vil finde sted i 2006.

Skizofreni er en stærkt invaliderende og kronisk form for psykose, som udvikles hos ca. 1% af befolkningen. Skizofreni er kendetegnet ved positive, negative, affektive og kognitive symptomer. De positive symptomer omfatter blandt andet vrangforestillinger og hallucinationer. De negative symptomer omfatter social tilbagetrækning, begrænset udtryk af følelser og nedsat taleevne. De affektive symptomer omfatter primært depression og angst. Nedsat koncentrationsevne og hukommelse samt et uorganiseret talemønster er typiske eksempler på kognitive forstyrrelser.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2004.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Henvendelser fra investorer:

- Steen Juul Jensen, Vice President, på telefon 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, på telefon 36 43 30 79

Henvendelser fra pressen:

- Anders Schroll, Media Relations Manager, på telefon 36 43 20 81

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2003 på DKK 9,9 mia. Antallet af medarbejdere er ca. 5.300.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 126

30. marts 2004

H. Lundbeck A/S afholdt den 30. marts 2004 ordinær generalforsamling i Bella Center.

På generalforsamlingen blev bestyrelsens beretning taget til efterretning, årsrapporten blev godkendt, og der blev meddelt decharge for bestyrelse og direktion. Generalforsamlingen godkendte det af bestyrelsen fremsatte forslag om et udbytte på DKK 1,77 pr. aktie à nominelt DKK 5.

Flemming Lindeløv, Lars Bruhn, Peter Kürstein, Jes Østergaard og Mats Pettersson blev alle genvalgt til bestyrelsen. Thorleif Krarup blev valgt til bestyrelsen. Umiddelbart efter generalforsamlingen konstituerede bestyrelsen sig med Flemming Lindeløv som formand og Thorleif Krarup som næstformand.

Efter generalforsamlingen nedsatte bestyrelsen endvidere en revisionskomité, der har til opgave at gennemgå selskabets finansielle rapporteringsprocedurer, regnskabsrapportering og anden finansiel information, der offentliggøres af selskabet. Endvidere har revisionskomitéen til opgave at gennemgå intern kontrol i relation til finansiel rapportering for at sikre den overordnede balance og gennemsigtighed samt at gennemgå revisorernes rapportering.

Flemming Lindeløv, Thorleif Krarup og Peter Kürstein blev valgt som medlemmer af revisionskomitéen.

Ligeledes nedsatte bestyrelsen en kompensationskomité, der har til opgave at give den samlede bestyrelse det bedst mulige grundlag for at træffe beslutning om direktionens samlede aflønningspakke.

Flemming Lindeløv, Mats Pettersson og Jes Østergaard blev valgt som medlemmer af kompensationskomitéen.

Deloitte, Statsautoriseret Revisionsaktieselskab og Grant Thornton, Statsautoriseret Revisionsaktieselskab blev genvalgt som selskabets revisorer.

Bestyrelsens forslag under dagsordenens punkt 6 blev vedtaget. Som følge heraf blev bestyrelsen bemyndiget til at lade selskabet erhverve egne aktier i henhold til Aktieselskabslovens § 48. Endvidere blev selskabets vedtægter ændret, således at det af vedtægterne fremgår, at selskabets aktiebog føres af Aktiebog Danmark A/S. Selskabets vedtægter blev ligeledes ændret med henblik på at forlænge bestyrelsens

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

bemyndigelser til at forhøje selskabets aktiekapital i henhold til Aktieselskabslovens § 37 indtil 30. marts 2009. Endelig blev selskabets vedtægtsbestemmelser om tegningsoptioner opdateret af ordensmæssige grunde som følge af bestyrelsens udnyttelse heraf den 9. december 2003.

Der var ikke yderligere til behandling på generalforsamlingen.

Bestyrelsen

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2004.

Henvendelser fra investorer:

Steen Juul Jensen, Vice President, på telefon 36 43 30 06

Jacob Tolstrup, Investor Relations Manager, på telefon 36 43 30 79

Henvendelser fra pressen:

Hans Henrik Munch-Jensen, koncerndirektør og CFO, på telefon 36 30 15 11, lokal 32660.

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2003 på DKK 9,9 mia. Antallet af medarbejdere er ca. 5.300.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 30 57 42

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Meddelelse nr. 125

29. marts 2004

Opgørelse over insideres aktiebesiddelser i H. Lundbeck A/S

Hermed følger opgørelse over aktiebesiddelser hos selskabets insidere i henhold til værdipapirhandelslovens § 37, stk. 8. Ifølge denne lovbestemmelse er H. Lundbeck A/S forpligtiget til kvartalsvis at oplyse om insideres og deres nærtståendes aktiebesiddelser i H. Lundbeck A/S.

Fondskode : DK0010287234	Beholdning (antal) pr. 26. marts 2004	Kursværdi (DKK) pr. 26. marts 2004
Bestyrelse (inkl. nærtstående)	**12.768**	**1.498.069,44**
Direktion (inkl. nærtstående)	**60.986**	**7.155.487,38**
Alle (inkl. nærtstående)	**393.127**	**46.125.590,91**

Definition af insidere

Insidere er hos Lundbeck defineret som medlemmerne af selskabets bestyrelse og direktion, direktører, funktionschefer, datterselskabsdirektører, ansatte i Investor Relations og Corporate Reporting samt ansatte i juridisk afdeling. Endvidere er en lang række andre personer blevet kategoriseret som insidere, da de i deres arbejde har adgang til insiderinformation. Denne gruppe af insidere udgør ca. 250 personer i Lundbecks insiderregister.

Gruppen af insidere omfatter insidere og deres nærtstående. Nærtstående er defineret som:

- ægtefælle eller samlever
- børn under 18 år
- selskaber, som er under bestemmende indflydelse af insideren.

Det samlede antal personer i gruppen af både insidere og nærtstående er ca. 600-900.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 30 57 42

E-mail investor@lundbeck.com
www.lundbeck.com

Henvendelser fra investorer:

- Steen Juul Jensen, Vice President, på telefon 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, på telefon 36 43 30 79

Henvendelser fra pressen:

- Anders Schroll, Media Relations Manager, på telefon 36 43 20 81

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2003 på DKK 9,9 mia. Antallet af medarbejdere er ca. 5.300.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 124

12. marts 2004

Indkaldelse til generalforsamling 2004

Bestyrelsen for H. Lundbeck A/S, CVR-nr. 5675 9913, indkalder herved i henhold til vedtægternes § 8 til ordinær generalforsamling i selskabet tirsdag den 30. marts 2004 kl. 16:00.

Generalforsamlingen afholdes i Bella Center, Center Boulevard 5, 2300 København S, Hal A1.

Før generalforsamlingen indbyder selskabet aktionærerne til en præsentation af selskabets aktiviteter. Præsentationen vil begynde kl. 15:00, og alle aktionærer er velkomne.

Dagsordenen er følgende:

1. Bestyrelsens beretning om selskabets virksomhed i det forløbne år

2. Fremlæggelse af årsrapport til godkendelse og meddelelse af decharge for bestyrelse og direktion

3. Vedtagelse af fordeling af overskud eller underskud efter forslag for bestyrelsen

4. Valg af bestyrelse

5. Valg af revisorer

6. Forslag fra aktionærer og bestyrelse

a. Bemyndigelse til opkøb af egne aktier

Bestyrelsen foreslår, at generalforsamlingen meddeler bestyrelsen bemyndigelse til, i tiden indtil næste ordinære generalforsamling, jf. Aktieselskabslovens § 48, at lade selskabet erhverve egne aktier med en pålydende værdi på indtil 10% af selskabets aktiekapital, forudsat at kursen for aktierne på købstidspunktet ikke afviger mere end 10% fra den seneste noterede børskurs.

b. Vedtægternes § 3.2 om aktiebogsfører

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Bestyrelsen foreslår, at vedtægternes § 3.2 ændres således, at selskabets aktiebog føres af Aktiebog Danmark A/S, Kongevejen 165, 2840 Holte.

c. Forlængelse af bemyndigelse til gennemførelse af kapitalforhøjelse

Bestyrelsen foreslår, at den i vedtægternes § 4.1 indeholdte bemyndigelse forlænges af generalforsamlingen i overensstemmelse med Aktieselskabslovens § 37, således at bestyrelsen indtil den 30. marts 2009 ad én eller flere gange kan forhøje selskabets aktiekapital med indtil kr. 40.000.000. Ved forhøjelse af aktiekapitalen til markedskurs herunder som vederlag for selskabets overtagelse af en bestående virksomhed eller andre aktiver kan bestyrelsen bestemme, at kapitalforhøjelsen skal ske uden fortegningsret for selskabets eksisterende aktionærer. Tilsvarende kan bestyrelsen bestemme, at forhøjelsen helt eller delvist skal ske på anden måde end ved kontant betaling.

d. Forlængelse af bemyndigelse til gennemførelse af kapitalforhøjelse - medarbejderaktier

Bestyrelsen foreslår, at den i vedtægternes § 4.2 indeholdte bemyndigelse forlænges af generalforsamlingen i overensstemmelse med Aktieselskabslovens § 37, således at bestyrelsen indtil den 30. marts 2009, uden fortegningsret for hidtidige aktionærer, ad en eller flere gange kan forhøje aktiekapitalen med indtil kr. 4.293.575 i forbindelse med udstedelse af nye aktier til fordel for medarbejderne i selskabet og/eller dets datterselskaber. De nye aktier udstedes til en tegningskurs, der fastsættes af bestyrelsen, og som kan være lavere end markedskursen.

e. Vedtægternes §§ 4.5 og 4.6 om tegningsoptioner

Bestyrelsen foreslår af ordensmæssige grunde, at vedtægternes §§ 4.5 og 4.6 opdateres i forbindelse med udløbet af bemyndigelsen til at udstede tegningsoptionerne i henhold til § 4.5 og udnyttelse heraf i henhold til § 4.6 den 9. december 2003, hvor der blev udstedt tegningsoptioner for indtil nominelt 13.500.000 kr. Opdatering sker ved at sammenskrive bestemmelserne i en ny § 4.5, og § 4.6 udgår. Den resterende bemyndigelse til at udstede tegningsoptioner for indtil nominelt 1.500.000 kr. inden den 8. april 2004 bortfalder derved.

7. Eventuelt

Vedtagelse af de under punkt 6b.–e. omtalte forslag skal i henhold til

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

selskabets vedtægter § 10, stk. 2, jf. Aktieselskabslovens § 78, ske med tiltrædelse af mindst 2/3 af såvel de afgivne stemmer som af den på generalforsamlingen repræsenterede stemmeberettigede aktiekapital.

Senest 8 dage før generalforsamlingen fremlægges dagsorden, de fuldstændige forslag samt årsrapport til eftersyn for aktionærerne på selskabets kontor Ottiliavej 9, 2500 Valby.

Adgangskort og stemmeseddel til generalforsamlingen kan rekvireres ved henvendelse på selskabets kontor eller via selskabets hjemmeside www.lundbeck.com. Adgangskort og stemmeseddel kan også rekvireres ved at returnere vedlagte bestillingsblanket til Aktiebog Danmark A/S i vedlagte kuvert. Bestilling af adgangskort og stemmeseddel skal være Aktiebog Danmark A/S eller selskabet i hænde senest torsdag den 25. marts 2004.

Henvendelser fra investorer:
- Steen Juul Jensen, Vice President, på telefon 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, på telefon 36 43 30 79

Henvendelser fra pressen:
- Anders Schroll, Media Relations Manager, på telefon 36 43 20 81.

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2003 på DKK 9,9 mia. Antallet af medarbejdere er ca. 5.300.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 123

10. marts 2004

Årsrapport 2003 i hovedtal

	DKKm	Vækst i DKK	Vækst i lokalvaluta
Omsætning	9.941	5%	9%
- Cipralex®	645	729%	
- Lexapro™	1.928	148%	
- Cipramil®	4.340	-16%	
- Celexa™	1.725	-27%	
- Ebixa®	286	893%	
- Øvrige produkter	1.017	-2%	
Resultat af primær drift	2.132	-10%	
Finansielle poster, netto	(76)	74%	
Årets resultat	1.377	8%	
Pengestrømme fra drifts- og investeringsaktivitet	421	295%	
Resultat pr. aktie (EPS)	5,89	8%	
Foreslået udbytte pr. aktie	1,77	55%	

Aktietilbagekøb

Selskabet har i dag offentliggjort indførelsen af et aktietilbagekøbsprogram på indtil DKK 400.000.000 i medfør af den til enhver tid afgivne bemyndigelse fra generalforsamlingen på indtil 10% af aktiekapitalen. Aktierne vil blive købt på det åbne marked via en udpeget bank og vil blive anvendt til den fortsatte udvikling af selskabets kapitalstruktur samt til annullering på et behørigt tidspunkt. Lundbeckfonden deltager igennem sit 100% ejede datterselskab LFI A/S forholdsmæssig i tilbagekøbet med henblik på at beholde en uændret ejerandel. Lundbeckfondens forholdsmæssige deltagelse sikrer, at der fastholdes en free float i aktien på ca. 27%. Selskabet vil gennemføre dette program periodevis over året under hensyntagen til

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

markedsforholdene, gældende lovgivning og bestemmelser om aktietilbagekøb samt "best practice" i forhold til gennemførelsen. Der er anmodet om forhåndstilladelse fra de danske skattemyndigheder vedrørende aktietilbagekøbsprogrammet.

Ny dividendepolitik
Endvidere indstiller bestyrelsen til generalforsamlingen, at dividendeudbetalingen hæves til et niveau sammenligneligt med andre tilsvarende virksomheder i den farmaceutiske industri. For 2003 foreslås dividendeudbetalingen hævet til 30% af resultatet efter skat, hvilket svarer til en stigning på 55% i forhold til dividendeudbetalingen i 2002. Samtidig ændres selskabets dividendepolitik, således at det i kommende år er hensigten at udbetale en dividende mellem 25% og 35% af resultat efter skat mod tidligere 15-25%.

Forventninger til 2004
For 2004 forventer selskabet en lavere omsætning målt i danske kroner sammenlignet med omsætningen for 2003 – lavere end kommunikeret til markedet i forbindelse med aflæggelse af 9-måneders resultatet i november 2003.

På trods af dette forventes resultat af primær drift fortsat at ligge på niveau med 2003 - før den modtagne betaling fra Merck på USD 70 mio. i forbindelse med indgået aftale omkring gaboxadol. Inklusiv betalingen fra Merck forventes resultat af primær drift at blive ca. DKK 2,5 mia.

Det frie cash flow forventes at overstige DKK 1,0 mia. i 2004.

Henvendelser fra investorer:
- Steen Juul Jensen, Vice President, på telefon 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, på telefon 36 43 30 79

Henvendelser fra pressen:
- Anders Schroll, Media Relations Manager, på telefon 36 43 20 81

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2003 på DKK 9,9 mia. Antallet af medarbejdere er ca. 5.300.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 122

10. februar 2004

Lundbeck og Merck & Co., Inc. indgår samarbejde om udvikling og kommercialisering af stoffet gaboxadol til behandling af søvnforstyrrelser i USA

H. Lundbeck A/S og Merck & Co., Inc. har i dag indgået en aftale igennem deres 100% ejede dattervirksomheder om eksklusiv udvikling og kommercialisering i USA af stoffet gaboxadol, som i øjeblikket er i fase III til behandling af søvnforstyrrelser.

I henhold til aftalen modtager Lundbeck en initiel betaling på USD 70 mio. og op til USD 200 mio. i yderligere milestone-betalinger. Merck og Lundbeck vil i fællesskab færdiggøre det nuværende kliniske fase-III program, og Merck vil finansiere størstedelen af de tilbageværende udviklingsaktiviteter. Parterne forventer, at Merck vil indsende en NDA-ansøgning til de amerikanske sundhedsmyndigheder (Food and Drug Administration - FDA) mellem udgangen af 2006 og midten af 2007. Når der er opnået tilladelse fra FDA, vil selskaberne sammen markedsføre gaboxadol i USA. Lundbeck vil modtage en andel af gaboxadol-omsætningen i USA.

"Vi er yderst tilfredse med at have indgået aftale med en af de stærkeste globale deltagere på markedet for forskning i centralnervesystemet", siger Dr. Peter S. Kim, President for Merck Research Laboratories. "Igennem de seneste 50 år har Lundbeck vist imponerende resultater inden for udvikling af nye og innovative stoffer til behandling af CNS-sygdomme".

"Vi vurderer, at gaboxadol kan blive et væsentligt nyt alternativ i behandlingen af søvnforstyrrelser, som har en negativ indvirkning på millioner af amerikaneres hverdag. Gaboxadol har en helt ny virkningsmekanisme, som vi vurderer kan have væsentlige fordele i forhold til de nuværende behandlingsmuligheder. Merck er engageret i udviklingen af behandlinger til udækkede medicinske behov igennem forskning i nye behandlingsmuligheder som f.eks. gaboxadol" tilføjer Dr. Kim.

"Vi er meget tilfredse med, at Lundbeck har valgt os som deres samarbejdspartner til dette vigtige projekt", udtaler Dr. Merv Turner, Senior Vice President of Worldwide Licensing and External Research hos Merck Research Laboratories. "Mercks udviklingsekspertise og Lundbecks

tilsvarende kompetencer udgør tilsammen en stærk kombination. Aftalen er et eksempel på den øgede vægt, vi lægger på at komplementere vores interne forskningsaktiviteter med ekstern licensering af nye behandlingsalternativer, som retter sig mod faktiske medicinske behov".

Ifølge US National Institutes of Health (NIH) oplever mindst 40 millioner amerikanere hvert år kroniske og længerevarende søvnforstyrrelser, mens yderligere 20 millioner har søvnproblemer af og til. Søvnforstyrrelser og deraf følgende søvnmangel påvirker vores arbejde, bilkørsel og sociale aktiviteter. Søvnforstyrrelser medfører hvert år medicinomkostninger på USD 16 mia., og dertil kommer omkostninger i forbindelse med mistet arbejde og andre faktorer.

Lundbeck skal i henhold til aftalen være med til at markedsføre gaboxadol til psykiatere og andre specialister, som behandler søvnforstyrrelser. For at facilitere Lundbecks CNS-fokuserede kommercielle indtræden på det amerikanske marked kan Lundbeck i henhold til aftalen vælge at være med til at markedsføre et af Mercks produkter forud for lanceringen af gaboxadol.

"Med kombinationen af Mercks styrke inden for udvikling og markedsføring samt en yderst kvalificeret salgsstyrke er vi overbeviste om, at vi har fundet den bedste samarbejdspartner for gaboxadol", udtaler Lundbecks koncernchef dr. Claus Bræstrup. "Denne aftale er også en unik mulighed for Lundbeck til at oparbejde en kommerciel tilstedeværelse i USA med støtte fra en stærk samarbejdspartner".

Gaboxadol, som er en direkte virkende GABA-A receptor agonist, forventes at blive det første markedsførte produkt i klassen. Stoffet har en anderledes virkningsmekanisme end de benzodiazepinreceptor-ligander, der findes på markedet i dag, eller som er tæt på at komme på markedet. Gaboxadols virkning medieres via en direkte binding til en GABA receptor-population, som er forskellig fra den, der moduleres af benzodiazepin-ligander. I kliniske forsøg har gaboxadol vist effekt på parametre for indsovning og søvnvedligeholdelse og medvirket til forbedret søvnarkitektur, som kendetegner et normaliseret søvnmønster. Stoffets nye virkningsmekanisme forventes at give en minimal risiko for misbrug, og dette kan vise sig at være en konkurrencefordel.

Om H. Lundbeck A/S

H. Lundbeck A/S er en international medicinalvirksomhed, som beskæftiger sig med forskning, udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

sygdomme. Selskabet havde en nettoomsætning i 2002 på DKK 9,5 mia. Antallet af medarbejdere er ca. 5.600.

Om Merck & Co., Inc.
Merck & Co., Inc. er et globalt forskningsbaseret medicinalselskab. Merck opfinder, udvikler, fremstiller og markedsfører en lang række innovative produkter til at forbedre helbredet hos mennesker og dyr, både direkte og via joint ventures.

Fremadrettede udsagn fra Lundbeck
Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens resultat for regnskabsåret 2003, som offentliggøres den 10. marts 2004 sammen med selskabets økonomiske forventninger til 2004.

Fremadrettede udsagn fra Merck
Denne meddelelse indeholder "fremadrettede udsagn", således som disse er defineret i Private Securities Litigation Reform Act of 1995. Sådanne udsagn er forbundet med risici og usikkerhed, som kan medføre, at selskabets resultater afviger væsentligt fra de resultater, der fremsættes i udsagnene. De fremadrettede udsagn indeholder udtalelser om produktudvikling. Der kan ikke gives garanti for fremadrettede udsagn, og de faktiske resultater kan afvige væsentligt fra de anslåede resultater. Yderligere detaljerede oplysninger omkring en række faktorer, som kan medføre, at de faktiske resultater afviger væsentligt fra det fremsatte, er anført i Item 1 i Mercks årsrapport på Form 10-K for regnskabsåret 2002, i selskabets delårsrapport på Form 10-Q og i selskabets evt. beretninger på Form 8-K. Eksemplarer af disse formularer kan rekvireres hos Mercks Office of Stockholder Services.

Henvendelser fra pressen:
- Lundbeck: Anders Schroll, Media Relations Manager, på telefon +45 36 43 20 81.
- Merck & Co., Inc.: Janet Skidmore, Director, Media Relations, på telefon +1 908 423 3046

Henvendelser fra investorer:
- Lundbeck: Steen Juul Jensen, Vice President, på telefon +45 36 43 30 06 og Jacob Tolstrup, Investor Relations Manager, på telefon +45 36 43 30 79.
- Merck & Co., Inc: Mark Stejbach, Senior Director, Investor Relations, på telefon +1 908 423 5185

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck afholder i dag (10. februar 2004) kl. 14.20 en telekonference vedrørende gaboxadol aftalen. For at deltage i telekonferencen skal man ringe til et af nedenstående opkaldsnumre og opgive nedenstående password:

Storbritannien:	+44 (0) 207 162 0192
USA:	+1 334 420 4951
Password:	Lundbeck

Der vil være mulighed for at høre en gengivelse en time efter telekonferencen, der vil være tilgængelig i 48 timer. Ring venligst til et af følgende opkaldsnumre og opgiv access code:

Storbritannien:	+44 (0) 20 8288 4459
USA:	+1 334 323 6222
Access code:	301182

Man kan desuden følge telekonferencen live og lytte til gengivelsen på:
www.lundbeck.com/investor/Reportsandpresentations/Teleconference/default.asp

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 121

29. januar 2004

Finanskalender 2004

H. Lundbeck A/S har planlagt følgende datoer for regnskabsmeddelelser og ordinær generalforsamling i 2004.

10. marts 2004
Årsregnskabsmeddelelse (for perioden 1. januar – 31. december 2003)

30. marts 2004
Ordinær generalforsamling

10. maj 2004
Kvartalsmeddelelse for 1. kvartal 2004 (januar - marts)

17. august 2004
Halvårsrapport for perioden 1. januar – 30. juni 2004

9. november 2004
Kvartalsmeddelelse for 3. kvartal 2004 (juli - september)

Forespørgsler fra pressen bedes rettet til Hans Henrik Munch-Jensen, koncerndirektør og CFO, på telefon 36 30 15 11, lokal 32660.

Aktionærer, analytikere, repræsentanter for banker og børsmæglerfirmaer samt andre professionelle investorer kan rette henvendelse til:
- Steen Juul Jensen, Vice President, på telefon 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, på telefon 36 43 30 79

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2002 på DKK 9,5 mia. Antallet af medarbejdere er ca. 5.600.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Meddelelse nr. 120

7. januar 2004

Nye data vedr. Ebixa® til behandling af mild til moderat Alzheimers sygdom

De foreløbige resultater fra to fase III-undersøgelser af Ebixa® (memantin) til behandling af mild til moderat Alzheimers sygdom blev i dag fremlagt af henholdsvis Forest Laboratories, Inc. og H. Lundbeck A/S.

I den ene undersøgelse, der blev foretaget af Forest Laboratories, Inc., viste de foreløbige resultater af en amerikansk fase III-undersøgelse af memantin som monoterapi mod mild til moderat Alzheimers sygdom, at lægemidlet viste en statistisk signifikant effekt sammenholdt med placebo ved undersøgelsens primære endpoints, kognitiv og global funktion.

Resultaterne fra undersøgelsen viser, at de patienter, der blev behandlet med memantin, klarede sig signifikant bedre end de patienter, der modtog placebo, målt på begge primære effektparametre: Alzheimer's Disease Assessment Scale - cognitive subscale (ADAS-cog) (p=0,003), som måler den kognitive funktion, samt Clinician's Interview Based Impression of Change - Plus version (CIBIC-plus), som er et globalt mål for den generelle tilstand (p=0,004). Memantin var veltolereret, og antallet af birvirkninger hos memantin-patienterne var i samme størrelsesorden, som hos de patienter, der modtog placebo.

Formålet med den dobbeltblinde, parallel-gruppe, placebokontrollerede fase III-undersøgelse var at vurdere effekten og bivirkningsprofilen af memantin som monoterapi med en dosis på 10 mg to gange dagligt til patienter med mild til moderat Alzheimers sygdom. Undersøgelsen, som løb over seks måneder, blev foretaget ved 42 centre i USA og omfattede 403 patienter med mild til moderat Alzheimers sygdom.

"Resultaterne af denne undersøgelse er klart positive og viser signifikant effekt og god bivirkningsprofil af memantin hos patienter med mild til moderat Alzheimers sygdom. Ebixa® er i dag det eneste godkendte lægemiddel til behandling af moderat svær til svær Alzheimers sygdom, og disse data bekræfter vores overbevisning om, at Ebixa® også vil kunne hjælpe de mange patienter, der lider af mild til moderat Alzheimers sygdom", udtaler Lundbecks koncernchef Claus Bræstrup.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

De foreløbige resultater af et 6-måneders, dobbeltblindt fase III-forsøg, som udføres af Lundbeck i Europa, blev ligeledes offentliggjort i dag. I undersøgelsen indgik i alt 470 patienter med mild til moderat Alzheimers sygdom fra 65 centre, som enten blev behandlet med memantin (10 mg to gange dagligt) eller placebo. I den foruddefinerede primære analyse var forskellen for de primære endpoints – ADAS-cog og CIBIC-plus – mellem de to grupper statistisk signifikant til fordel for memantin-behandlingsgruppen sammenlignet med placebogruppen ved flere analysetidspunkter. Selvom der ved uge 24 blev observeret en numerisk forbedring, blev der ikke opnået statistisk signifikans på grund af højere end forventet respons i placebogruppen. Som det var tilfældet i den amerikanske undersøgelse, var forekomsten af bivirkninger sammenlignelige i memantin- og placebo-behandlingsgrupperne.

"Forest Laboratories, Inc. forventer at indsende en registreringsansøgning for mild til moderat Alzheimers sygdom til FDA i USA i midten af 2004. Sammen med sin licensgiver Merz Pharmaceuticals vil Lundbeck nu påbegynde registreringsaktiviteter i en række lande og vil tage kontakt til European Agency for the Evaluation of Medicinal Products (EMEA) vedrørende ansøgningsprocessen for Ebixa® til behandling af mild til moderat Alzheimers sygdom i EU", siger Senior Vice President Anders Gersel Pedersen, som leder Lundbecks afdeling for lægemiddeludvikling.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2003, som offentliggøres den 9. marts 2004.

Forespørgsler fra pressen bedes rettet til Hans Henrik Munch-Jensen, direktør og CFO, på telefon 36 30 15 11, lokal 32660.

Aktionærer, analytikere, repræsentanter for banker og børsmæglerfirmaer samt andre professionelle investorer kan rette henvendelse til:
- Steen Juul Jensen, Vice President, på telefon 36 43 30 06
- Jacob Tolstrup, Investor Relations Manager, på telefon 36 43 30 79.

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2002 på DKK 9,5 mia. Antallet af medarbejdere er ca. 5.600.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Meddelelse nr. 119

19. december 2003

To nye lægemiddelkandidater i klinisk fase I

Lundbeck har indledt kliniske fase I undersøgelser med LU 31-130, et nyt antipsykotikum til behandling af psykose, og LU AA 21-004, et nyt antidepressivum til behandling af depression. De påbegyndte fase I undersøgelser har til formål at belyse stoffernes tolerabilitet og farmakokinetiske profil.

LU 31-130 til behandling af psykose, har påbegyndt den kliniske udvikling baseret på farmakologiske data, der viser antipsykotisk aktivitet kombineret med en nedsat risiko for bivirkninger in-vivo. LU 31-130 er et atypisk antipsykotikum, der potentielt kan behandle forskellige indikationer inden for psykose.

LU AA 21-004 er et nyt stof, der har vist potentiale som antidepressivum in-vivo. Stoffet har en ny farmakologisk profil, som skyldes, at serotoningenoptagshæmningen er kombineret med en række andre egenskaber.

"Det er med stor glæde at Lundbecks egen forskning kan bringe disse to nye lægemiddelkandidater i klinisk udvikling. Dette er samtidig det første synlige bevis på den omstrukturering og udbygning af Lundbecks forskning, der har fundet sted siden slutningen af 90erne", udtaler direktør for Lundbecks forskning Peter Høngaard Andersen.

I forbindelse med de indledte kliniske fase I undersøgelser af lægemiddelkandidaten LU 31-130 til behandling af psykose har Lundbeck valgt at indstille den videre udvikling af en anden lægemiddelkandidat til behandling af psykose, LU 35-138, som også var i fase I.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2003.

For yderligere information kontakt venligst:

- Steen Juul Jensen, Vice President, Financial Planning & Corporate Reporting, på telefon 36 43 30 06
- Jacob Tolstrup, Investor Relations Officer, på telefon 36 43 30 79

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2002 på DKK 9,5 mia. Antallet af medarbejdere er ca. 5.600.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Meddelelse nr. 118

9. december 2003

Ny incitamentsordning i Lundbeck-koncernen

Bestyrelsen for H. Lundbeck A/S har på sit møde den 9. december 2003 besluttet, i overensstemmelse med den på selskabets generalforsamling i april 2003 givne bemyndigelse, at tildele i alt 2.700.000 tegningsoptioner (warrants) til direktion og ledende medarbejdere i selskabet og dets ikke amerikanske datterselskaber. Ingen medlemmer af selskabets bestyrelse er blevet tildelt tegningsoptioner.

For Lundbeck-koncernens amerikanske selskaber vil der blive etableret et Stock Appreciation Rights (SAR) program, hvor vilkår og tildeling vil svare til betingelserne i tegningsoptionsprogrammet. Der vil maksimalt kunne tildeles SAR, der modsvarer 300.000 tegningsoptioner.

Målsætning

Det er selskabets målsætning at optionsprogrammet skal være medvirkende til at fastholde medarbejderne i selskabet. Endvidere ønsker selskabet at motivere medarbejderne til at gennemføre de nuværende produktlanceringer og forskningsprojekter med størst mulig succes.

Medarbejderne skal bidrage med en værditilvækst på 10% p.a. indenfor en defineret periode førend de tildelte optioner kan indløses med gevinst.

Fordeling

Tegningsoptionsordningen omfatter fra starten ca. 1200 medarbejdere, der kan opdeles som følger:

	Bestyrelse	Direktion	Ledende medarbejdere	Øvrige medarbejdere
Tildelte tegningsoptioner	0	160.000	349.900	2.190.100
Antal personer	0	5	31	1.172

Betingelser
Tegningsoptionerne/SAR tildeles pr. den 15. januar 2004 og tegningsoptionerne kan tegnes i perioden fra og med den 15. januar 2004 til og med den 6. februar 2004.

Tegningsoptionerne/SAR kan udnyttes i perioden fra den 9. december 2004 til den 30. august 2007.

Hver tegningsoption giver indehaveren ret til at tegne 1 aktie á nominelt DKK 5 i H. Lundbeck A/S. Tegningsoptionerne/SAR tildeles til gennemsnittet af H. Lundbeck A/S aktiens slutkurser på Københavns Fondsbørs i børsdagene i perioden 9. december 2003 til 5. januar 2004, begge dage inklusive, alle handler, med tillæg af en forrentning svarende til 10% p.a. fra den 6. januar 2004 til den 9. december 2004 (første udnyttelsesdag).

For SAR programmet vil der ikke være tale om tegning af aktier, men udelukkende om differenceafregning ved udnyttelse.

Markedsværdi
Markedsværdien af de tildelte tegningsoptioner/SAR er opgjort udfra Black & Scholes formlen og er baseret på en volatilitet for Lundbeck-aktien på 44, en udbytteprocent på 1%, en risikofri rente på 2,5% samt en periode på i gennemsnit 27,5 måneder. Udfra disse forudsætninger er markedsværdien opgjort til ca. DKK 23 pr. tegningsoption/SAR, baseret på aktiekursen for H. Lundbeck A/S (alle handler) pr. 8. december 2003.

Markedsværdien af begge ordninger svarer således til en værdi af DKK 69,5 mio.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2003.

For yderligere information kontakt venligst:

- Hans Henrik Munch-Jensen, direktør & CFO, på telefon 36 30 15 11, lokal 32660
- Steen Juul Jensen, Vice President, Investor Relations & Corporate Reporting, på telefon 36 43 30 06
- Jacob Tolstrup, Investor Relations Officer, på telefon 36 43 30 79

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2002 på DKK 9,5 mia. Antallet af medarbejdere er ca. 5.600.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Lundbeck

Meddelelse nr. 117

4. december 2003

Cipralex® godkendt til behandling af socialfobi

Cipralex® er i dag blevet godkendt til behandling af socialfobi i de europæiske lande, hvor Cipralex® i forvejen er godkendt til behandling af depression og panikangst.

Salg og markedsføring af Cipralex® til behandling af socialfobi forventes at finde sted i de første lande i løbet af få måneder.

"Cipralex® har i en række kliniske studier vist sig effektiv i behandlingen af angstsymptomer. I vores arbejde med at opnå godkendelse af Cipralex® til behandlingen af flere angstindikationer er godkendelsen af socialfobi derfor en vigtig milepæl", siger direktør for Lundbecks lægemiddeludvikling Anders Gersel Pedersen og fortsætter: "Angst er en alvorlig men generelt upåagtet lidelse som afholder mange patienter fra et normal socialt og arbejdsmæssigt liv. Angst forekommer endvidere hyppigt hos depressive patienter, og det er derfor vigtigt, at kunne tilbyde et lægemiddel, der effektivt kan behandle begge lidelser."

Cipralex®, som også markedsføres under navnet Lexapro™, er på markedet i Argentina, Belgien, Brasilien, Bulgarien, Chile, Colombia, Costa Rica, Danmark, Dominikanske Republik, Ecuador, Estland, Finland, Guatemala, Honduras, Hongkong, Indien, Irland, Island, Israel, Italien, Letland, Libanon, Litauen, Mexico, New Zealand, Norge, Peru, Portugal, Schweiz, Singapore, Slovenien, Storbritannien, Sverige, Syrien, Thailand, Tjekkiet, Tyrkiet, Tyskland, USA og Østrig.

Indholdet af denne meddelelse får ingen indflydelse på Lundbeck-koncernens forventninger til resultat for regnskabsåret 2003.

For yderligere information kontakt venligst:
- Hans Henrik Munch-Jensen, direktør & CFO, på telefon 36 30 15 11, lokal 32660
- Steen Juul Jensen, funktionschef, Investor Relations & Corporate Reporting, på telefon 36 43 30 06
- Jacob Tolstrup, Investor Relations Officer, på telefon 36 43 30 79

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tlf +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

H. Lundbeck A/S er en international farmaceutisk virksomhed, som beskæftiger sig med forskning og udvikling, produktion, markedsføring og salg af lægemidler til behandling af psykiatriske og neurologiske sygdomme. Selskabet havde en nettoomsætning i 2002 på DKK 9,5 mia. Antallet af medarbejdere er ca. 5.600.

Vedtægter

for

H. Lundbeck A/S

Ottiliavej 7-9, 2500 Valby

CVR-nr. 5675 9913

(tidligere registreret under reg.nr. A/S 22.472)

---ooOoo---

1.0 Navn og hjemsted

1.1 Selskabets navn er H. Lundbeck A/S med binavn Kefalas A/S (H. Lundbeck A/S).

1.2 Selskabets hjemsted er Københavns Kommune.

2.0 Formål

2.1 Selskabets formål er at drive virksomhed med forskning og fabrikation af samt handel med lægemidler, kemikalier og lignende, samt efter bestyrelsens skøn at drive anden i forbindelse dermed stående virksomhed.

3.0 Selskabets kapital og aktier

3.1 Selskabets aktiekapital andrager kr. 1.168.709.925. Aktiekapitalen er fordelt på aktier à kr. 5 eller multipla heraf.

3.2 Aktiekapitalen er fuldt indbetalt. Aktierne er navneaktier og skal noteres i selskabets aktiebog. Selskabets aktiebog føres af Aktiebog Danmark A/S, Kongevejen 165, 2840 Holte, der er valgt som aktiebogsfører på selskabets vegne.

3.3 Ingen aktionær er forpligtet til at lade sine aktier indløse hverken helt eller delvist. Aktierne er omsætningspapirer, og der gælder ingen indskrænkninger i aktiernes omsættelighed. Ingen aktier har særlige rettigheder.

3.4 Ved notering på Københavns Fondsbørs vil aktierne blive udstedt i papirløs form (som dematerialiserede værdipapirer) gennem Værdipapircentralen. Rettigheder vedrørende aktierne skal anmeldes til Værdipapircentralen efter de herom gældende regler.

4.0 Bemyndigelse til gennemførelse af kapitalforhøjelse

4.1 Bestyrelsen er indtil den 30. marts 2009 bemyndiget til ad en eller flere gange at forhøje selskabets aktiekapital med indtil kr. 40.000.000. Ved forhøjelse af aktiekapitalen til markedskurs, herunder som vederlag for selskabets overtagelse af en bestående virksomhed eller andre aktiver, kan bestyrelsen bestemme, at kapitalforhøjelsen skal ske uden fortegningsret for selskabets eksisterende aktionærer. Tilsvarende kan bestyrel-

sen bestemme, at forhøjelsen helt eller delvist skal ske på anden måde end ved kontant betaling.

4.2 Udover den i pkt. 4.1 omtalte bemyndigelse er bestyrelsen indtil den 30. marts 2009 bemyndiget til, uden fortegningsret for hidtidige aktionærer, ad en eller flere gange at forhøje aktiekapitalen med indtil kr. 4.293.575 i forbindelse med udstedelse af nye aktier til fordel for medarbejderne i selskabet og/eller dets datterselskaber. De nye aktier udstedes til en tegningskurs, der fastsættes af bestyrelsen, og som kan være lavere end markedskursen.

4.3 For nytegnede aktier i henhold til 4.1 eller 4.2 skal i øvrigt gælde, at de er omsætningspapirer og udstedes på navn og skal noteres på navn i aktiebogen, samt at der ved fremtidige forhøjelser af aktiekapitalen skal gælde samme fortegningsret som for de eksisterende aktier. Vedtægternes bestemmelser om aktier skal i øvrigt finde anvendelse.

De nye aktiers ret til udbytte og øvrige rettigheder i selskabet indtræder på det tidspunkt, bestyrelsen bestemmer, dog senest 12 måneder efter kapitalforhøjelsens registrering.

4.4 Bestyrelsen bemyndiges til at fastsætte de nærmere vilkår for kapitalforhøjelser i henhold til ovennævnte bemyndigelser. Bestyrelsen bemyndiges endvidere til at foretage de ændringer i selskabets vedtægter, som måtte være nødvendige som følge af bestyrelsens udnyttelse af ovenstående bemyndigelser.

4.5 Den 9. december 2003 udstedte bestyrelsen tegningsoptioner (warrants) for indtil nominelt 13.500.000 kr. vederlagsfrit til direktion, ledende medarbejdere og øvrige medarbejdere i selskabet uden fortegningsret for de eksisterende aktionærer og besluttede samtidig den dertil hørende kapitalforhøjelse. Vilkårene for udstedelsen af tegningsoptioner og den tilhørende kapitalforhøjelse fremgår af vedtægternes bilag 1. Beslutningerne blev truffet i henhold til bemyndigelse fra generalforsamlingen i overensstemmelse med Aktieselskabslovens § 40 b og § 37.

5.0 Mortifikation

5.1 Aktier, der ikke er anmeldt til registrering i Værdipapircentralen, kan mortificeres af bestyrelsen uden dom i henhold til de til enhver tid gældende lovregler herom. Mortifikation sker på aktieejerens bekostning.

6.0 Selskabets ledelse

6.1 Selskabet ledes af en på generalforsamlingen valgt bestyrelse på 4 - 6 *medlemmer. Bestyrelsens medlemmer vælges for et år ad gangen. Gen*valg kan finde sted. Intet medlem kan dog have sæde i bestyrelsen længere end til den ordinære generalforsamling i det kalenderår, hvor bestyrelsesmedlemmet fylder 70 år. Udover de af generalforsamlingen valgte medlemmer vælger medarbejderne i H. Lundbeck A/S og selskabets datterselskaber et antal medlemmer af bestyrelsen i overensstemmelse med den til enhver tid gældende aktieselskabslov.

6.2 Bestyrelsen vælger af sin midte en formand og en næstformand. Bestyrelsen træffer sine afgørelser ved simpel stemmeflerhed. I tilfælde af stemmelighed er formandens, og i hans forfald næstformandens, stemme udslagsgivende.

6.3 Bestyrelsen fastsætter ved en forretningsorden nærmere bestemmelser om udførelsen af sit hverv.

6.4 Over det på bestyrelsesmøderne passerede føres en protokol, der underskrives af samtlige tilstedeværende medlemmer af bestyrelsen.

6.5 Til at lede den daglige drift ansætter bestyrelsen en direktion bestående af 2 - 6 medlemmer.

7.0 Tegningsregel

7.1 Selskabet tegnes af fire bestyrelsesmedlemmer i forening eller af to direktører i forening eller af ét bestyrelsesmedlem og én direktør i forening.

8.0 Generalforsamlinger

8.1 Selskabets generalforsamlinger afholdes i Storkøbenhavn. Generalforsamlinger indkaldes af bestyrelsen med mindst otte dages og højst fire ugers varsel ved bekendtgørelse indrykket i et eller flere landsdækkende dagblade efter bestyrelsens bestemmelse, samt ved almindeligt brev til alle i

aktiebogen noterede aktionærer, som har fremsat begæring herom. Bestyrelsen kan vælge tillige at bekendtgøre indkaldelse til generalforsamlinger i udenlandske aviser eller tidsskrifter med international distribution. Indkaldelsen skal indeholde dagsordenen for mødet og angive det væsentligste indhold af eventuelle forslag til vedtægtsændringer. Skal der efter forslaget træffes beslutning om vedtægtsændringer efter Aktieselskabslovens § 79, stk. 1 eller 2, skal indkaldelsen dog indeholde den fulde ordlyd af forslaget, ligesom indkaldelsen skal sendes til enhver noteret aktionær.

8.2 Ordinær generalforsamling afholdes én gang årligt inden udgangen af april måned. Forslag, der af aktionærerne ønskes behandlet på den ordinære generalforsamling, skal være fremsendt til selskabets kontor senest den 15. februar.

8.3 Ekstraordinær generalforsamling skal indkaldes inden to uger efter, at skriftlig begæring herom til behandling af et bestemt angivet emne er indgivet til selskabets kontor af et så stort antal aktionærer, som repræsenterer én tiendedel af aktiekapitalen.

8.4 Senest otte dage før enhver generalforsamling fremlægges på selskabets kontor til eftersyn for aktionærerne dagsordenen og de fuldstændige forslag, der skal fremsættes på generalforsamlingen. For den ordinære generalforsamlings vedkommende tillige årsrapport behørigt underskrevet og påtegnet.

9.0 Dagsorden

9.1 Dagsordenen for den ordinære generalforsamling skal omfatte:

a) Bestyrelsens beretning om selskabets virksomhed i det forløbne år.

b) Fremlæggelse af årsrapport til godkendelse og meddelelse af decharge for bestyrelse og direktion.

c) Vedtagelse af fordeling af overskud eller underskud efter forslag fra bestyrelsen.

d) Valg af bestyrelse.

e) Valg af en eller to statsautoriserede revisorer.

f) Eventuelle forslag fra aktionærer og bestyrelse.

g) Eventuelt.

10.0 Forhandling og afstemning

10.1 Forhandlingerne på generalforsamlingen ledes af en af bestyrelsen udpeget dirigent. Dirigenten afgør alle spørgsmål angående sagernes behandlingsmåde og stemmeafgivning samt dennes resultat.

10.2 Alle beslutninger på generalforsamlingen træffes ved simpel stemmeflerhed, medmindre vedtægterne eller Aktieselskabsloven foreskriver særlige regler om repræsentation og majoritet.

11.0 Adgang, fuldmagt og stemmeret

11.1 Enhver aktionær har adgang til selskabets generalforsamlinger, når han senest fem kalenderdage forud for dennes afholdelse i mod behørig legitimation har fået udleveret adgangskort på selskabets kontor. Adgangskort udleveres til aktionærer noteret i selskabets aktiebog eller mod forevisning af en ikke mere end otte dage gammel depotudskrift fra Værdipapircentralen eller det kontoførende pengeinstitut som dokumentation for aktiebesiddelsen.

11.2 Aktionæren kan møde personligt eller ved fuldmægtig og kan møde sammen med en rådgiver. Stemmeret kan udøves i henhold til fuldmagt, når den befuldmægtigede imod aflevering af sin fuldmagt har løst adgangskort til at møde på fuldmagtsgiverens vegne. Fuldmægtigen skal fremlægge skriftlig og dateret fuldmagt, som ikke kan gives for længere tid end et år. *Fuldmagt til selskabets bestyrelse skal dog gives til en bestemt general*forsamling med en på forhånd kendt dagsorden.

11.3 Selskabets generalforsamlinger er åbne for repræsentanter for pressen, såfremt disse mod forevisning af pressekort har løst adgangskort.

11.4 Stemmeret på generalforsamlinger tilkommer aktionærer, som har løst adgangskort. For aktier, der er erhvervet ved overdragelse, er stemmeretten dog yderligere betinget af, at aktionæren senest på tidspunktet for indkaldelse af den pågældende generalforsamling er blevet noteret i ak-

tiebogen eller aktionæren senest på samme tidspunkt har anmeldt og dokumenteret sin erhvervelse.

11.5 Hvert nominelt aktiebeløb på kr. 5 giver én stemme.

12.0 Protokol

12.1 Over det på generalforsamlingen passerede indføres en kort beretning i en dertil af bestyrelsen autoriseret protokol, der underskrives af dirigenten og bestyrelsens tilstedeværende medlemmer.

13.0 Udbytte

13.1 Uddeling af selskabets midler som udbytte skal ske på grundlag af det senest på generalforsamlingen godkendte årsrapport.

13.2 Udbetaling af udbytte sker ved overførsel til de af aktionærerne opgivne konti i overensstemmelse med de for Værdipapircentralen gældende regler.

13.3 Udbytte, der ikke er hævet fem år efter den dag, det forfaldt til betaling, tilfalder selskabet.

14.0 Revision

14.1 Selskabets årsrapport revideres af en eller to af generalforsamlingen valgte statsautoriserede revisorer.

15.0 Årsrapport

15.1 Selskabets regnskabsår er kalenderåret.

15.2 Årsrapporten skal opstilles på overskuelig måde i overensstemmelse med lovgivningens regler og skal givet et retvisende billede af selskabets aktiver og passiver, dets økonomiske stilling samt resultatet.

16.0 *Offentlighed*

16.1 Selskabets vedtægter samt seneste godkendte årsrapport er tilgængelige for offentligheden og kopi heraf kan på forlangende fås udleveret ved henvendelse til selskabets kontor.

---ooOoo---

Således som ændret på selskabets ordinære generalforsamling den 30. marts 2004.

København, den 30. marts 2004

Som dirigent:

____

Således som ændret på selskabets ordinære generalforsamling den 30. marts 2004.

København, den 30. marts 2004

I bestyrelsen:

Flemming Lindeløv	Thorleif Krarup
Lars Bruhn	Peter Kürstein
Jes Østergaard	Mats Pettersson
Birgit Bundgaard	Jan Gottliebsen
Torben Skarsfeldt	

Bilag 1 til vedtægterne for H. Lundbeck A/S

Vilkårene for udstedelse af tegningsoptioner for indtil nominelt 13.500.000 kr., jf. vedtægternes § 4.5, er følgende:

1. Udstedelse af tegningsoptioner

1.1 Tegningsberettigede

Tegningsberettigede er medlemmerne af H. Lundbeck A/S´s direktion samt nøglemedarbejdere, der er udpeget af H. Lundbeck A/S´s direktion og er ansat i H. Lundbeck A/S ("Selskabet") eller H. Lundbeck A/S´s datterselskaber), ("Medarbejderne"). Nævnte datterselskaber udgør danske og udenlandske selskaber, i hvilke H. Lundbeck A/S direkte eller indirekte ejer minimum 50 % af aktierne, bortset fra H. Lundbeck A/S´s amerikanske datterselskaber, Lundbeck Inc. og Synaptic Pharmaceutical Corporation.

1.2 Antal tegningsoptioner, som de tegningsberettigede kan tegne

Bestyrelsen i H. Lundbeck A/S fastsætter for hver af de tegningsberettigede medlemmer af H. Lundbeck A/S´ direktion det antal tegningsoptioner, som det enkelte direktionsmedlem kan tegne.

Direktionen i H. Lundbeck A/S fastsætter for hver af de tegningsberettigede, der er udpeget af direktionen, det antal tegningsoptioner, de enkelte tegningsberettigede kan tegne.

1.3 Tegning af aktier

Hver tegningsoption giver ret til at tegne 1 (en) aktie i Selskabet af nom. DKK 5. Tegning af aktier sker til en kurs pr. aktie à nominelt kr. 5 svaren-

de til gennemsnittet af H. Lundbeck A/S aktiens slutkurser på Københavns Fondsbørs i børsdagene i perioden 9. december 2003 – 5. januar 2004, begge dage inklusive, alle handler, rundet ned til hele antal kroner, med tillæg af en forrentning svarende til 10 % p.a. fra den 6. januar 2004 til den 9. december 2004.

1.4 Der betales intet vederlag for tegningsoptionerne.

1.5 Udstedelsen af tegningsoptionerne berører på ingen måde adgangen til at ændre, opsige eller ophæve Medarbejderens ansættelse.

2. Udnyttelse af tegningsoptionerne

2.1 a) Tegningsoptionerne kan, jf. dog pkt. b), udnyttes i perioden 9. december 2004 til 30. august 2007 ("Udnyttelsesperioden").

Medarbejderne kan først udnytte tegningsoptionerne ved Udnyttelsesperiodens indtræden.

b) I Udnyttelsesperioden kan tegningsoptionerne eller en del heraf udnyttes efter Medarbejderens valg. Udnyttelse kan dog kun ske i "Vinduesperioder" i overensstemmelse med Selskabets til enhver tid gældende interne regler i henhold til Værdipapirhandelsloven og kun i de første 8 hverdage, i henhold til dansk kalender, fra offentliggørelsen af hver Vinduesperiode, hvorfor Medarbejderen i henhold til de pr. 9. december 2003 gældende interne regler kun kan udnytte tegningsoptioner i følgende hverdage:

- de første 8 hverdage efter dagen for offentliggørelsen af Selskabets meddelelse om årsrapport,
- de første 8 hverdage efter dagen for offentliggørelsen af Selskabets halvårsrapport, og
- de første 8 hverdage efter dagen for offentliggørelsen af andre oplysninger af regnskabsmæssig karakter, herunder ved prospekt vedrørende Selskabet.

Såfremt en af de Vinduesperioder, der ligger til grund for ovennævnte udnyttelsesperioder på 8 hverdage, ændres af Selskabets direktion eller erstattes af andre Vinduesperioder i henhold til Selskabets til enhver tid gældende interne regler, kan Medarbejderen udnytte tegningsoptioner i henhold til beslutning truffet af Selskabets direktion.

Tegningsoptionerne eller en del heraf kan ikke udnyttes, hvis Medarbejderen på udnyttelsestidspunktet besidder intern viden, jf. Værdipapirhandelslovens regler herom.

c) Uanset bestemmelserne ovenfor i litra a) kan samtlige tegningsoptioner udnyttes såfremt

(i) der sker Ejerskifte (som defineret nedenfor) i Selskabet,

(ii) der træffes beslutning om, at Selskabets aktier ikke længere skal være noteret på en Fondsbørs eller,

(iii) der træffes beslutning om likvidation af Selskabet.

Ved Ejerskifte, jf. ovenfor, forstås:

(i) Overdragelse af aktier i Selskabet, uanset om dette sker ved køb af eksisterende aktier og/eller ved tegning af nye aktier, der medfører, at samme fysiske eller juridiske person (med undtagelse af Lundbeckfonden) kontrollerer aktier i Selskabet, der repræsenterer mere end 50% af stemmerne i Selskabet; "Koncerninterne" (dvs. overdragelse til selskaber, der er ejet 100% af Lundbeckfonden) overdragelser inden for Lundbeckfonden udgør således ikke et Ejerskifte; eller

(ii) Fusion af Selskabet med et eller flere andre selskaber, såfremt Lundbeckfonden efter fusionen, direkte eller indirekte, besidder mindre end 50% af stemmerettighederne i det fortsættende selskab; eller

(iii) Spaltning af Selskabet, såfremt Lundbeckfonden efter spaltningen besidder, direkte eller indirekte, mindre end 50 % af

stemmerettighederne i Selskabet, og Medarbejderen forbliver ansat i Selskabet efter spaltningen, eller besidder, direkte eller indirekte, mindre end 50 % af stemmerettighederne i et andet selskab, der er resultat af spaltningen, hvori Medarbejderen er ansat efter spaltningen; eller

(iv) Overdragelse af aktier, der repræsenterer mere end 50% af stemmerne i det af Selskabets datterselskaber, hvori Medarbejderen er ansat, hvorved dette selskab ikke forbliver, direkte eller indirekte, et af Selskabets datterselskaber, jf. Aktieselskabslovens § 2; eller

(v) Aktivoverdragelse, hvorved Medarbejderen ikke længere er ansat i Selskabet eller i et selskab, der direkte eller indirekte er et af Selskabets datterselskaber, jf. Aktieselskabslovens § 2.

d) Medarbejderen kan udnytte tegningsoptionerne eller en del heraf i henhold til litra c) senest 30 dage efter, at Medarbejderen af Selskabet skriftligt er blevet underrettet om, at en af de i litra c) nævnte beslutninger er truffet.

e) Medarbejderen kan udnytte tegningsoptionerne helt eller delvist. Udnyttelse skal dog ske med minimum 500 tegningsoptioner pr. gang.

3. Procedure ved udnyttelse

3.1 Udnyttelse af tegningsoptionerne skal ske ved, at Medarbejderen på den adresse, hvor Selskabets direktion har sæde, ved telefax eller anbefalet brev giver Selskabets administrerende direktør meddelelse om udnyttelsen af tegningsoptionerne og tegningen af aktier ved at sende en formular, der udarbejdes af Selskabets direktion. Formularen skal være Selskabet i hænde senest den sidste dag i den valgte udnyttelsesperiode, jf. pkt. 2.1 b) og d).

3.2 Betaling af de tegnede aktier sker ved kontant indbetaling senest den sidste dag i den valgte udnyttelsesperiode, jf. pkt. 2.1 b) og d), i hvilken Sel-

skabets administrerende direktør modtager meddelelse om udnyttelse i henhold til pkt. 3.1.

3.3 Såfremt formular og betaling, jf. henholdsvis pkt. 3.1 og 3.2, ikke er modtaget rettidigt af Selskabet, anses de omhandlede tegningsoptioner ikke for udnyttet, og eventuel meddelelse om udnyttelse af tegningsoptioner i henhold til formular modtaget af Selskabet anses for bortfaldet og kan således ikke tillægges virkning i forbindelse med efterfølgende udnyttelsesperioder, jf. pkt. 2.1 b) og d). Selskabet skal hurtigst muligt returnere eventuelle indbetalte beløb.

3.4 Udnyttelse af tegningsoptionerne er betinget af, at Medarbejderen har åbnet en depotkonto i en dansk bank, som kan godkendes af Selskabet, hvortil de tegnede aktier kan overføres.

3.5 Enhver omkostning i forbindelse med depotkontoen nævnt i punkt 3.4 bæres af Medarbejderen.

3.6 Alle udnyttede tegningsoptioner, jf. pkt. 3.1 - 3.4, anses for udnyttet den sidste dag i den valgte udnyttelsesperiode, jf. pkt. 2.1 b) og d). Selskabet skal snarest muligt anmelde den foretagne kapitalforhøjelse. Selskabet skal snarest muligt efter kapitalforhøjelsens registrering overføre de tegnede aktier til Medarbejderens depot, idet den af Selskabets direktion udarbejdede formular, jf. pkt. 3.1, skal indeholde nærmere bestemmelser herom. Kursudviklingen på de tegnede aktier i perioden fra tidspunktet for udnyttelsen, jf. ovenfor, og frem til tidspunktet for Medarbejderens første mulighed for at disponere over de tegnede aktier er Medarbejderens risiko.

4. Tegningsoptionernes ophør

4.1 Tegningsoptioner, der ikke er udnyttet i Udnyttelsesperioden, ophører samtidig med udløbet af Udnyttelsesperioden.

4.2 Såfremt Medarbejderens ansættelsesforhold i Selskabet eller i et selskab, der direkte eller indirekte, helt eller delvist, er ejet af Selskabet, ophører før udløbet af Udnyttelsesperioden, har Selskabet ret, men ikke pligt, til at købe samtlige Medarbejderens resterende tegningsoptioner. Købesummen

beregnes i henhold til Black & Scholes formlen og kontrolleres af Selskabets revisor, således at prisen pr. tegningsoption udgør værdien på tidspunktet for ansættelsesforholdets ophør. Selskabets meddelelse om udnyttelse af køberetten skal ske senest 8 dage efter ansættelsesforholdets ophør. Købesummen skal betales senest 14 dage efter ansættelsesforholdets ophør. Medarbejderen kan ikke udnytte tegningsoptioner, når Medarbejderen har modtaget ovennævnte meddelelse om udnyttelse af køberetten.

4.3 Såfremt det selskab, i hvilket Medarbejderen er ansat, ophører med at være direkte eller indirekte, helt eller delvist, ejet af Selskabet, finder pkt. 4.2 tilsvarende anvendelse, idet tidspunktet for ejerskabets ophør erstatter tidspunktet for ansættelsesforholdets ophør.

5. Ændring af antal tegningsoptioner

5.1 Såfremt det besluttes at ændre H. Lundbeck A/S-aktiernes pålydende, skal antallet af tegnede tegningsoptioner, der ikke er udnyttet på tidspunktet for beslutningen, og tegningskursen, jf. pkt. 1.3, justeres på følgende måde:

Tegningskursen i henhold til pkt. 1.3 ganges med faktoren:

$$\alpha = \frac{A}{B}$$

Og antallet af ikke udnyttede tegningsoptioner ganges med faktoren:

$$\frac{1}{\alpha}$$

hvor:

A: er den enkelte akties nominelle værdi efter ændringen, og

B: er den enkelte akties nominelle værdi før ændringen.

Hvis den justerede tegningskurs og/eller det justerede antal tegningsoptioner ikke er hele tal, skal de hver især afrundes nedad til det nærmeste hele tal.

5.2 Såfremt det besluttes at udstede fondsaktier, skal antallet af tegningsoptioner, der ikke er udnyttet på tidspunktet for beslutningen, og tegningskursen, jf. pkt. 1.3, justeres på følgende måde:

Tegningskursen i henhold til pkt. 1.3 ganges med faktoren:

$$\alpha = \frac{A}{(A+B)}$$

Og antallet af ikke udnyttede tegningsoptioner ganges med faktoren:

$$\frac{1}{\alpha}$$

Hvor:
A: er den nominelle aktiekapital før udstedelsen af fondsaktier, og
B: er den samlede nominelle værdi af fondsaktierne.

Hvis den justerede tegningskurs og/eller det justerede antal tegningsoptioner ikke er hele tal, skal de hver især afrundes nedad til det nærmeste hele tal.

6. Retsstilling ved fusion, spaltning m.v.

6.1 Medarbejderens retsstilling ændres ikke i tilfælde af kapitalforhøjelse, kapitalnedsættelse, udstedelse af konvertible gældsbreve, udstedelse af nye tegningsoptioner eller opløsning, herunder fusion eller spaltning, bortset fra de ændringer, der fremgår af pkt. 2.1 c) – d), 5.2 og 6.2.

6.2 Såfremt Selskabet fortsat eksisterer efter spaltning, skal tegningsoptionerne forblive uændret i Selskabet. Såfremt Selskabet ophører med at eksistere som følge af spaltning, skal tegningsoptionerne overdrages til det

selskab, hvori Medarbejderen ansættes som følge af spaltningen, og vilkårene for tegningsoptionerne skal ændres i henhold til beslutning truffet af Selskabets bestyrelse.

7. Begrænsninger

Tegningsoptionerne er underlagt følgende begrænsninger:

7.1 Tegningsoptionerne kan ikke overdrages af Medarbejderen, bortset fra overgang ved Medarbejderens død under ansættelse hos Selskabet eller et af Selskabets datterselskaber, og tegningsoptionerne kan, så længe Medarbejderen lever, alene udnyttes af Medarbejderen personligt. Medarbejderens efterladte ægtefælle hensiddende i uskiftet bo eller Medarbejderens dødsbo kan udnytte tegningsoptionerne i Udnyttelsesperioden, dog senest 12 måneder efter dødsdagen. Reglerne om udnyttelse i pkt. pkt. 3.1 - 3.6, finder tilsvarende anvendelse, idet Medarbejderens efterladte ægtefælle hensiddende i uskiftet bo/Medarbejderens dødsbo skal udnytte tegningsoptionerne *i en udnyttelsesperiode*, der følger af pkt. 2.1 b).

7.2 Tegningsoptionerne må ikke underkastes kreditorforfølgning eller nogen anden form for tvangsfuldbyrdelse.

7.3 Tegningsoptionerne må ikke pantsættes over for tredjemand.

7.4 Overgang af tegningsoptionerne ved arv kan ikke finde sted.

7.5 Selskabet kan i en eller flere perioder, hvori tegningsoptionerne kan udnyttes, suspendere muligheden for udnyttelse, hvis en sådan suspension efter Selskabets skøn er nødvendig for at Selskabet kan overholde love eller administrative forskrifter under ethvert lands lov som måtte finde anvendelse på Selskabet og/eller dets aktiviteter.

8. Skatteforhold – Ligningslovens § 7 H

8.1 Ligningslovens § 7 H skal finde anvendelse, forudsat at bestemmelsen kan finde anvendelse for den enkelte Medarbejder. Den enkelte Medarbejder og selskabet, hvori Medarbejderen er ansat, skal til brug for den skattemæssige behandling indgå aftale om, at reglerne i Ligningslovens § 7 H

skal finde anvendelse. En kopi af aftalen skal indsendes til de danske skattemyndigheder. Tegningsblanket, jf. pkt. 11 nedenfor, benyttes i forbindelse hermed.

9. Tvist

9.1 Enhver tvist, som måtte opstå i anledning af vilkårene for tegningsoptionerne, skal under anvendelse af dansk ret afgøres ved voldgift ifølge "Regler for behandling af sager ved Det Danske Voldgiftsinstitut (Copenhagen Arbitration)". Medlemmer af voldgiftsretten udpeges af instituttet i overensstemmelse med de anførte regler. Selskabet og Medarbejderen skal hemmeligholde alle forhold vedrørende eventuelle voldgiftssager, herunder en eventuel voldgiftssags eksistens, dens genstand og voldgiftskendelsen.

10. Omkostninger

10.1 Selskabet afholder omkostningerne i forbindelse med udstedelse af tegningsoptioner og senere udnyttelse heraf, jf. dog punkt 3.5. Omkostningerne, som Selskabet skal afholde, anslås at andrage DKK 300.000.

11. Øvrige vilkår

Øvrige vilkår for udstedelse af tegningsoptioner

at der ikke skal gælde fortegningsret for de eksisterende aktionærer til tegningsoptionerne,

at tegningsoptionerne tildeles de tegningsberettigede den 15. januar 2004,

at tegningsperioden er fra og med den 15. januar 2004 til og med den 6. februar 2004,

at tegningsoptionerne tegnes ved underskrift på en tegningsblanket udarbejdet af Selskabets direktion, der skal være H. Lundbeck A/S i hænde i udfyldt stand senest den 6. februar 2004 kl. 16.00.

Øvrige vilkår for nye aktier tegnet på grundlag af tegningsoptionerne

at størstebeløbet af den kapitalforhøjelse, der kan tegnes aktier for, er nominelt 13.500.000 kr. og mindstebeløbet nominelt 2.500 kr.,

at der til de nye aktier ikke skal gælde fortegningsret for de eksisterende aktionærer,

at de nye aktier skal være omsætningspapirer,

at der for de nye aktier skal gælde samme fortegningsret som for de eksisterende aktier ved fremtidige kapitalforhøjelser,

at de nye aktier giver ret til udbytte og andre rettigheder i Selskabet fra tidspunktet for kapitalforhøjelsens registrering,

at de nye aktier giver ret til udbytte vedrørende det regnskabsår der ligger umiddelbart forud for det regnskabsår, i hvilket kapitalforhøjelsen er blevet registreret, såfremt registrering er sket før dagen for selskabets ordinære generalforsamling i samme regnskabsår, forudsat at generalforsamlingen i Selskabet har truffet beslutning om udbytte,

at de nye aktier giver ret til udbytte vedrørende det regnskabsår, i hvilket kapitalforhøjelsen er blevet registreret, såfremt registrering er sket på dagen for selskabets ordinære generalforsamling eller senere i samme regnskabsår, forudsat at generalforsamlingen i Selskabet har truffet beslutning om udbytte,

at såfremt der forinden udnyttelse af tegningsoptioner generelt i Selskabet er gennemført ændringer i aktiernes rettigheder, skal de nye aktier dog have samme rettigheder som Selskabets øvrige aktier på tidspunktet for udnyttelsen,

at de nye aktier skal lyde på navn, og skal noteres på navn i Selskabets aktiebog,

at de nye aktier udstedes i stykstørrelser à nominelt kr. 5,

at såfremt H. Lundbeck A/S-aktiernes pålydende ændres inden udnyttelse af tegningsoptioner, skal den nominelle størrelse af de nye aktier ændres tilsvarende,

at de nye aktier vil blive registreret i Værdipapircentralen.

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